Exhibit 99.1

The share exchange described in this press release involves securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.

It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

November 6, 2026

To whom it may concern:

Company Name:	Dai Nippon Toryo Co., Ltd.

Representative:	Takayuki Sato Representative Director and President
(Securities Code: 4611 Prime Market of Tokyo Stock Exchange)

Inquiries:	Tatsuhiko Nagano Director, Managing Executive Officer, General Manager, Administrative Division and General Manager, Coating Business Division
(Telephone: 06-6266-3102)

Company Name:	SHINTO PAINT CO., LTD.

Representative:	Ichiro Kosaka President and Representative Director
(Securities Code: 4615 Standard Market of Tokyo Stock Exchange)

Inquiries:	Nobuaki Matsumoto Executive Officer, Planning & Accounting Office
(Telephone: 06-6429-6264)

Notice Regarding Execution of Share Exchange Agreement (Simplified Share Exchange)

to Make SHINTO PAINT CO., LTD. a Wholly Owned Subsidiary of Dai Nippon Toryo Co., Ltd.

Dai Nippon Toryo Co., Ltd. (“Dai Nippon Toryo”) and SHINTO PAINT CO., LTD. (“Shinto Paint ”; Dai Nippon Toryo and Shinto Paint are hereinafter collectively referred to as the “Companies”) hereby announce that the Companies decided, by resolutions of their respective boards of directors at meetings held today, to implement a share exchange through which the following will occur (the “Share Exchange”) and have executed a share exchange agreement (the “Share Exchange Agreement”) today: (a) Dai Nippon Toryo will become a wholly owning parent company resulting from a share exchange; and (b) Shinto Paint will become a wholly owned subsidiary resulting from a share exchange.

The Share Exchange is expected to be implemented, in the case of Dai Nippon Toryo, by way of a simplified share exchange that does not require approval by a resolution of a general meeting of shareholders as prescribed in Article 796, paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; the same applies hereinafter), and in the case of Shinto Paint, with the Share Exchange Agreement being approved by a resolution of an extraordinary general meeting of shareholders to be held on January 15, 2027. The effective date of the Share Exchange is scheduled to be February 25, 2027.

Prior to the effective date of the Share Exchange (February 25, 2027 (scheduled)), common stock of Shinto Paint (“Shinto Paint Shares”) will be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (“TSE”) on February 22, 2027 (with a final trading date of February 19, 2027).

1.	Purpose of the Share Exchange

Dai Nippon Toryo was established on July 25, 1929, when the paint division of Japan Storage Battery Co., Ltd. (currently GS Yuasa Corporation) was spun off and made independent.

As of today, Dai Nippon Toryo group consists of Dai Nippon Toryo, 29 subsidiaries, and five affiliates (collectively, the “Dai Nippon Toryo Group”). The Dai Nippon Toryo Group is mainly engaged in the manufacture and sale of paints, lighting equipment, and fluorescent colorants; it conducts business activities including logistics and other services related to each of its businesses, and has five business segments: the domestic paint business, overseas paint business, lighting equipment business, fluorescent colorant business, and other businesses.

On May 16, 2024, Dai Nippon Toryo announced its Medium-Term Management Plan for 2024 to 2026, and, in order to expand its paint business base, its basic policy is to acquire and utilize external resources in addition to internal growth.

Meanwhile, Shinto Paint began its business in 1901, when “Kobe Boil Oil” was established as a paint manufacturing facility in what is now Nada Ward, Kobe City, and in April 1933, it merged with Toyo Paint Manufacturing Co., Ltd. to establish “Shinto Paint Co., Ltd.” As of today, the Shinto Paint group consists of Shinto Paint, seven subsidiaries, and five affiliates (collectively, the “Shinto Paint Group”), and is mainly engaged in the manufacture and sale of paints and chemical products.

It is the basic policy of the Shinto Paint Group to provide high-quality, high-performance, and environmentally friendly paint products, coating materials, and services backed by a high level of technology through a customer-oriented organization.

As to the relationship between Dai Nippon Toryo and Shinto Paint, Shinto Paint became a subsidiary of Dai Nippon Toryo (the “Consolidation”) as a result of (i) the tender offer for Shinto Paint Shares commenced by Dai Nippon Toryo on February 7, 2025 (the “Tender Offer”), and (ii) the implementation, following the successful completion of such tender offer, of a third-party allotment of shares with Shinto Paint as the issuing company and Dai Nippon Toryo as the allottee (the “Third-Party Allotment”) (which was completed on March 18, 2025). In addition, the Tender Offer was conducted at a purchase price (the “Tender Offer Price”) that was discounted by a certain amount from the market price of Shinto Paint Shares immediately preceding the announcement date of the Consolidation (90 yen per common share), and Shinto Paint left the decision as to whether to tender shares in the Tender Offer to the judgment of individual shareholders, and as a result, no general shareholders tendered their shares in the Tender Offer. At the time of the Consolidation, Dai Nippon Toryo had not made any specific decision as to specific implementation policies, timing, or other details even though it recognized making Shinto Paint a wholly-owned subsidiary as a potential future option and had discussed the possibility thereof, and the Share Exchange is not part of a series of the transaction of the Consolidation.

Since Dai Nippon Toryo made Shinto Paint its consolidated subsidiary, Dai Nippon Toryo and Shinto Paint have been promoting matters relating to the business alliance and other matters agreed between the Companies, in accordance with the memorandum executed between them on February 6, 2025.

However, in the course of promoting matters relating to the business alliance after making Shinto Paint a consolidated subsidiary, it became apparent that, under the listed parent-subsidiary relationship, managing conflicts of interest for each individual measure and the decision-making procedures required more time and administrative burden than initially anticipated, from the perspective of giving due consideration to the interests of minority shareholders. In addition, the dual structure in which each of the Companies maintains its own internal control, audit, disclosure, and other systems as listed companies is also a factor increasing procedural and administrative costs. For this reason, although the effects of the business alliance are currently materializing, they remain limited, and further structural reform and prompt optimization of management resources have become issues in order to achieve greater synergies. Furthermore, amid the continued maturation of the domestic paint market and rising raw material costs, Shinto Paint’s profitability is still in the process of recovering, and Dai Nippon Toryo recognize that, on a stand-alone basis, it faces constraints in making sufficient and agile capital investments and research and development investments necessary to maintain and strengthen its competitiveness. In light of these issues, Dai Nippon Toryo has repeatedly considered structural reforms, including a review of the capital relationship, in order to realize improved profitability and sustainable growth by optimizing the allocation of management resources across the entire group while leveraging Shinto Paint’s technological capabilities and business foundation.

As a result, Dai Nippon Toryo concluded that making Shinto Paint a wholly-owned subsidiary was necessary, rather than having Shinto Paint continue its independent business operations as a listed company, and on July 28, 2026, Dai Nippon Toryo made a proposal to Shinto Paint regarding the Share Exchange (the “Proposal”).

Shinto Paint, in response to the Proposal from its parent company Dai Nippon Toryo, decided to begin detailed consideration of the Share Exchange. Upon commencing that detailed consideration of the Share Exchange, and prior to deliberation by Shinto Paint’s board of directors of the appropriateness of the Share Exchange and adoption of any resolution in that regard, on August 31, 2026, Shinto Paint established, as one of its measures to ensure the fairness of the Share Exchange, a framework for conducting that detailed consideration, and positioned a standing independent officers committee of Shinto Paint composed of members who are independent from Dai Nippon Toryo and independent from whether the Share Exchange is consummated as an advisory body for the Share Exchange (the “Independent Officers Committee”; for details, please see “3.(4) Measures to ensure fairness (including measures to avoid conflicts of interest)” below) (a) because structural conflicts of interest could arise in the Share Exchange, (b) for the purpose of protecting the general shareholders of Shinto Paint, and (c) from the perspectives of ensuring the fairness of the exchange ratio in the Share Exchange, eliminating arbitrariness in the decision-making process, and avoiding conflicts of interest.

Through the Share Exchange, we believe that the Companies will both be able to enjoy the benefits of reducing constraints arising from considerations for the interests of minority shareholders accompanying the parent-subsidiary listing and conflicts of interest management, while integrating the Companies’ management resources from a long-term perspective and enabling optimal allocation of management resources and prompt decision-making from a group-wide perspective. Specifically, by combining the Companies’ management resources in the areas of research and development, production, procurement, sales, logistics, and administration, and by promoting the optimization of production systems and capital investments, joint procurement, logistics efficiency, and inventory optimization, we will seek to improve profitability while suppressing duplicate investments and administrative costs and expanding growth investments. In addition, Dai Nippon Toryo has already reviewed its business portfolio, making industrial coatings (electrodeposition and powder coatings), in which Shinto Paint has strengths, a core business pillar alongside structural coatings, and, to put this into practice, aims to improve competitiveness and profitability in that area by effectively utilizing the products, technologies, sales channels, and customer base of the Companies. At the same time, we will consider cross-selling of the Companies’ products and the development of new applications, while deepening the alliance with Shinto Paint’s existing overseas joint venture partners, particularly to expand the business areas especially in Southeast Asia. Furthermore, by steadily advancing the integration and joint use of systems and the reorganization of overlapping administrative functions, the Companies will create financial, human, and time resources and allocate them to research and development, capital investments, and the development and securing of human resources. Through these efforts, we believe that it will be possible to realize medium- to long-term structural reform and sustainable growth while maintaining Shinto Paint’s technology, brand, human resources, and customer responsiveness.

Since Shinto Paint will be delisted as a result of the Share Exchange, it will no longer obtain certain advantages that listed companies are generally able to enjoy, such as access to diverse funding options through equity financing, the positive impact on recruitment activities associated with the improvement in social credibility and name recognition, and the improvement in financial data reliability through accounting audits.

However, even after the implementation of the Share Exchange, Shinto Paint will be able to continue to leverage the credibility, name recognition, funding capabilities, and business foundation of the Dai Nippon Toryo Group as a wholly owned subsidiary of Dai Nippon Toryo, which is listed on the TSE Prime Market. In addition, Shinto Paint will be able to leverage shared resources, through the Dai Nippon Toryo Group, of financing, allocation of management resources, recruitment and human resource development, as well as compliance and risk management systems, while reducing the burden of disclosure and administrative operations associated with maintaining its listing and allocating the financial, human, and time resources thereby created to growth investments. Accordingly, the Companies believe that the impact of the delisting of Shinto Paint will be limited.

In addition, the Companies have determined that selecting the Share Exchange as the method for making Shinto Paint a wholly owned subsidiary would be preferable. That is, by delivering shares of common stock of Dai Nippon Toryo (“Dai Nippon Toryo Shares”) to the minority shareholders of Shinto Paint as consideration for the Share Exchange, the minority shareholders of Shinto Paint will be provided, as shareholders of Dai Nippon Toryo, with an opportunity to benefit from the synergies and business growth to be created after Shinto Paint becomes a wholly owned subsidiary. In addition, because Dai Nippon Toryo Shares possess high liquidity and can be converted into cash at any time through market transactions, the Companies believe the Share Exchange to be appropriate.

In light of the foregoing, Dai Nippon Toryo reached the conclusion that making Shinto Paint a wholly owned subsidiary of Dai Nippon Toryo through the Share Exchange would be the best course of action for maintaining and enhancing the corporate value of both Dai Nippon Toryo and Shinto Paint. Shinto Paint also reached the conclusion that the Share Exchange would be the best course of action from the perspective of enhancing the corporate value of the Companies and the common interests of their shareholders.

As described above, as a result of careful examination by the Companies, they reached a mutual understanding that having Shinto Paint become a wholly owned subsidiary of Dai Nippon Toryo through the Share Exchange would contribute to maintaining and enhancing the corporate value of the Companies. On that basis, after discussions regarding the various terms and conditions, including the exchange ratio, for the Share Exchange, the Companies reached an agreement, and today, at meetings of their boards of directors, resolved to implement the Share Exchange for the purpose of making Shinto Paint a wholly owned subsidiary of Dai Nippon Toryo and also executed the Share Exchange Agreement.

2.	Overview of the Share Exchange

(1)	Schedule of the Share Exchange

Date of resolution of the board of directors for the execution of the Share Exchange Agreement (by the Companies)	Friday, November 6, 2026

Date of execution of the Share Exchange Agreement (by the Companies)	Friday, November 6, 2026

Date of announcement of the record date for the extraordinary general meeting of shareholders (Shinto Paint)	Friday, November 6, 2026 (scheduled)

Record date for the extraordinary general meeting of shareholders (Shinto Paint)	Saturday, November 21, 2026 (scheduled)

Date of the extraordinary general meeting of shareholders for approval of the Share Exchange Agreement (Shinto Paint)	Friday, January 15, 2027 (scheduled)

Date of final trading (Shinto Paint)	Friday, February 19, 2027 (scheduled)

Date of delisting (Shinto Paint)	Monday, February 22, 2027 (scheduled)

Scheduled date of the Share Exchange (effective date)	Thursday, February 25, 2027 (scheduled)

(Note 1)

Dai Nippon Toryo plans to implement the Share Exchange by way of a simplified share exchange that does not require approval by a resolution of the general meeting of shareholders as prescribed in Article 796, paragraph 2 of the Companies Act.

(Note 2)

The above schedule for the Share Exchange is subject to change upon agreement by the Companies if necessary due to requirements related to the progress of the Share Exchange procedures or for any other similar reasons. If there is any change to the schedule above, it will be announced promptly.

(2)	Method of the Share Exchange

The Share Exchange is a share exchange in which Dai Nippon Toryo will become a wholly owning parent company resulting from a share exchange and Shinto Paint will become a wholly owned subsidiary resulting from a share exchange. The Share Exchange will be implemented, in the case of Dai Nippon Toryo, by way of a simplified share exchange that does not require approval by a resolution of the extraordinary general meeting of shareholders as prescribed in Article 796, paragraph 2 of the Companies Act, and in the case of Shinto Paint, with the Share Exchange Agreement being approved by a resolution of an ordinary general meeting of shareholders to be held on January 15, 2027. The effective date of the Share Exchange is scheduled to be February 25, 2027.

(3)	Allotments in connection with the Share Exchange

	Dai Nippon Toryo (wholly owning parent company resulting from a share exchange)	Shinto Paint (wholly owned subsidiary resulting from a share exchange)
Allotment ratio in connection with the Share Exchange	1	0.0824
Number of shares to be delivered in the Share Exchange	Shares of common stock of Dai Nippon Toryo: 1,399,514 shares (scheduled)

(Note 1)	Allotment ratio of shares

Dai Nippon Toryo will allot and deliver 0.0824 Dai Nippon Toryo Shares per one Shinto Paint Share. However, no shares will be allotted in the Share Exchange for Shinto Paint Shares held by Dai Nippon Toryo as of the Record Time (as defined below). The above allotment ratio for the Share Exchange (the “Share Exchange Ratio”) is subject to change upon discussions and agreement between the Companies if there are any material changes to the various terms and conditions constituting the basis of the relevant calculations.

(Note 2)	Number of Dai Nippon Toryo Shares to be delivered in the Share Exchange

Upon the Share Exchange, Dai Nippon Toryo plans to deliver to the shareholders of Shinto Paint (meaning the shareholders after cancellation of the treasury shares described below and excluding Dai Nippon Toryo) as of the time immediately prior to Dai Nippon Toryo’s acquisition through the Share Exchange of all the issued shares of Shinto Paint (excluding Shinto Paint Shares held by Dai Nippon Toryo; that time immediately prior to the time of acquisition, the “Record Time”) the number of Dai Nippon Toryo Shares calculated by multiplying the total number of Shinto Paint Shares held by each shareholder by 0.0824, in exchange for their Shinto Paint shares.

In addition, Dai Nippon Toryo plans to satisfy the delivery of entire shares in the Share Exchange by using a portion of the treasury shares it holds as of today and the treasury shares to be newly acquired by it. However, if such treasury shares are insufficient, Dai Nippon Toryo plans to issue new common stock corresponding to such shortfall for the delivery of shares in the Share Exchange.

Shinto Paint plans to cancel, at the time immediately prior to the Record Time, all of the treasury shares that it holds as of time immediately prior to the Record Time (including treasury shares acquired by Shinto Paint through a share purchase in response to a share purchase demand made by dissenting shareholders in relation to the Share Exchange under the provisions of Article 785, paragraph 1 of the Companies Act) by a resolution at the board of directors meeting of Shinto Paint held on or before the day preceding the effective date of the Share Exchange. The number of shares to be allotted and delivered in the Share Exchange may be revised in the future due to the acquisition or cancellation of treasury shares of Shinto Paint or for other reasons.

(Note 3)	Handling of shares less than one unit

Shareholders of Shinto Paint who come to hold shares less than one unit (stock of less than 100 shares) of Dai Nippon Toryo as a consequence of the Share Exchange may, on or after the effective date of the Share Exchange, request that Dai Nippon Toryo purchase such shares less than one unit held by them in accordance with the provisions of Article 192, paragraph 1 of the Companies Act as well as the Articles of Incorporation and the Share Handling Regulations of Dai Nippon Toryo. Shares less than one unit may not be sold on a financial instruments exchange market.

(Note 4)	Handling of fractions of less than a single share

In relation to shareholders of Shinto Paint who will be delivered Dai Nippon Toryo Shares that are fractional shares less than a single share as a consequence of the Share Exchange, Dai Nippon Toryo will, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and ordinances, sell Dai Nippon Toryo Shares equal to the total number of those fractions of less than a single share (any fractions of less than a single share in such total number being rounded down to the nearest whole number) and pay the sales proceeds to each of those shareholders in proportion to the value of such fractions of less than a single share.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights in connection with the Share Exchange

Not applicable, as Shinto Paint has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Basis for allotments in connection with the Share Exchange

(1)	Basis and reason for allotments

In order to ensure fairness and appropriateness of the determination of the Share Exchange Ratio, Dai Nippon Toryo and Shinto Paint have each separately selected third-party valuation firms and various advisors independent of the Companies. Dai Nippon Toryo selected the Corporate Advisory Office, Corporate Finance & Strategic Advisory Division of MUFG Bank, Ltd. (“MUFG Corporate Advisory Office”) as its financial advisor and third-party valuation firm, and Anderson Mori & Tomotsune and Anderson Mori & Tomotsune LPC (collectively, “AMT”) as its legal advisor; Shinto Paint selected Japan Blue M&A Advisory, Ltd. (“JBMA”) as its financial advisor and third-party valuation firm, and Oh-Ebashi LPC & Partners (“Oh-Ebashi”) as its legal advisor, and they commenced full-scale consideration.

As a result of careful deliberation and examination taking into consideration the share exchange ratio calculation report dated November 5, 2026 obtained from Dai Nippon Toryo’s financial advisor and third-party valuation firm MUFG Corporate Advisory Office, advice from its legal advisor AMT, results of due diligence conducted by Dai Nippon Toryo on Shinto Paint from late August 2026 through mid-October 2026, and the like as described in “(4) Measures to ensure fairness (including measures to avoid conflicts of interest)” below, Dai Nippon Toryo reached the determination that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Dai Nippon Toryo. Accordingly, Dai Nippon Toryo determined that the implementation of the Share Exchange at the Share Exchange Ratio is appropriate.

At the same time, Shinto Paint conducted careful deliberation and examination taking into consideration the share exchange ratio calculation report dated November 5, 2026 obtained from Shinto Paint’s financial advisor and third-party valuation firm JBMA, advice from its legal advisor Oh-Ebashi, results of due diligence conducted by Shinto Paint on Dai Nippon Toryo from late August 2026 through mid-October 2026, instructions and advice from the Independent Officers Committee composed of members who are independent of and have no conflict of interest with Dai Nippon Toryo, and the contents of the written report received on November 5, 2026 from the Independent Officers Committee (“Report”) (for details, please refer to “(4) Measures to ensure fairness (including measures to avoid conflicts of interest)” below). As a result, Shinto Paint reached the determination that the Share Exchange Ratio is appropriate and will contribute to the interests of the general shareholders of Shinto Paint.

As described above, Dai Nippon Toryo and Shinto Paint repeatedly held negotiations and consultations after a careful examination based on the results of due diligence conducted by each of the Companies on each other with reference to the share exchange ratio calculation results submitted by the Companies’ respective financial advisors and third-party valuation firms and comprehensively taking into account various elements related to the Companies, including financial conditions, asset statuses, and future outlooks. As a result, Dai Nippon Toryo and Shinto Paint have reached the determination that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders. Accordingly, the Companies determined that the implementation of the Share Exchange at the Share Exchange Ratio is appropriate. In addition, Dai Nippon Toryo and Shinto Paint consider that the fact that the share value of Shinto Paint, which forms the basis of the Share Exchange Ratio, exceeds (a) the Tender Offer Price (90 yen per common share) and (b) the issue price per share in the Third-Party Allotment (127 yen) also supports the appropriateness of the Share Exchange Ratio.

The Share Exchange Ratio is, in accordance with the Share Exchange Agreement, subject to change upon consultation and agreement between the Companies if there are any material changes to the various terms and conditions constituting the basis of the calculations.

(2)	Matters relating to calculations

(A)	Names of the valuation firms and relationships with the Companies

Dai Nippon Toryo’s third-party valuation firm MUFG Corporate Advisory Office and Shinto Paint’s third-party valuation firm JBMA are both valuation firms independent of Dai Nippon Toryo and Shinto Paint, are not related parties of either Dai Nippon Toryo or Shinto Paint, and do not have a material interest that must be stated in relation to the Share Exchange.

Compensation for MUFG Corporate Advisory Office includes a success fee that will be paid subject to the successful completion of the Share Exchange and the like; however, Dai Nippon Toryo believes that the independence of MUFG Corporate Advisory Office is not negated by the fact that the success fee to be paid subject to the successful completion of the Share Exchange and the like is included, taking into account the general practices of similar transactions and other such factors.

Please note that MUFG Bank, as a corporate entity, conducts lending and other transactions with Dai Nippon Toryo and Shinto Paint as part of its banking operations, and also has a position as one of the shareholders of Dai Nippon Toryo. Accordingly, MUFG Bank, as a corporate entity, has interests in Dai Nippon Toryo and Shinto Paint. However, MUFG Bank has established and implemented appropriate conflict-of-interest management systems, including information barriers within the bank, in accordance with applicable laws and regulations, such as Article 13-3-2, paragraph 1 of the Banking Act and Article 14-11-3-3 of the Ordinance for Enforcement of the Banking Act, as its legal obligation thereunder, and it is considered that the MUFG Corporate Advisory Office, as the valuation firm, has established a framework that enables it to analyze the share value of Dai Nippon Toryo Shares and Shinto Paint Shares from a position independent of other departments of the bank that provide lending and investment services. Accordingly, Dai Nippon Toryo and Shinto Paint have determined that appropriate measures have been taken to prevent adverse effects at the MUFG Corporate Advisory Office.

Accordingly, Dai Nippon Toryo believes that there is no issue from the perspective of ensuring fairness in requesting the MUFG Corporate Advisory Office to value the shares of the Companies, and therefore selected the MUFG Corporate Advisory Office as a third-party valuation firm independent of the Companies.

Furthermore, the compensation for JBMA in relation to the Share Exchange includes a success fee that will be paid subject to the successful completion of the Share Exchange; however, Shinto Paint has determined that the independence of JBMA is not negated by the fact that the success fee to be paid subject to the successful completion of the Share Exchange is included, taking into account the general practices of similar transactions and the appropriateness of a compensation structure that would result in Shinto Paint incurring a significant financial burden if the Share Exchange were not to be completed, and other such factors.

Please note that Mizuho Bank, Ltd. (“Mizuho Bank”), which is a group company of JBMA, conducts lending and other transactions with Dai Nippon Toryo and Shinto Paint in the ordinary course of its banking operations, but does not have any material interests that would create a conflict of interest with Dai Nippon Toryo or Shinto Paint in connection with the Share Exchange. According to JBMA, JBMA has established and implemented appropriate systems to avoid conflicts of interest, including information barriers, with respect to Mizuho Bank, and is calculating the Share Exchange Ratio from a position independent of Mizuho Bank’s position as a lender.

Dai Nippon Toryo and Shinto Paint have determined that there is no particular issue with Shinto Paint requesting JBMA to value Dai Nippon Toryo Shares and Shinto Paint Shares, given that appropriate measures to prevent adverse effects have been implemented between JBMA and Mizuho Bank, and that Shinto Paint and JBMA conduct transactions on terms equivalent to those with ordinary business counterparties, thereby ensuring sufficient independence in JBMA’s performance of its duties as financial advisor and third-party valuation firm in connection with the Share Exchange.

(B)	Outline of calculations

(i)	Calculations by MUFG Corporate Advisory Office

With respect to Dai Nippon Toryo, because the shares of Dai Nippon Toryo are listed on the Prime Market of the TSE and have a market price, MUFG Corporate Advisory Office performed its calculation using market price analysis. With respect to Shinto Paint, MUFG Corporate Advisory Office performed its calculation using market price analysis because the shares of Shinto Paint are listed on the Standard Market of the TSE and have a market price, and the DCF analysis was also used in order to reflect the status of future business activities in the valuation.

The share exchange ratio calculation results are as follows, based on the assumption that, under each valuation method, the share value per Dai Nippon Toryo Share is one.

Method used		Share exchange ratio calculation results
Dai Nippon Toryo	Shinto Paint
Market price analysis	Market price analysis	0.071 -0.099
	DCF analysis	0.043 -0.100

In the market price analysis, MUFG Corporate Advisory Office set November 5, 2026 as the valuation reference date, and used the closing price on the valuation reference date as well as the simple average closing prices for the last one-month, three-month, and six-month periods ending on the valuation reference date.

In calculating the share exchange ratios, MUFG Corporate Advisory Office has assumed that all of the information provided to MUFG Corporate Advisory Office is accurate and complete, and has not made any independent study of the accuracy or completeness of such information. MUFG Corporate Advisory Office has not made any independent valuation, appraisal, or assessment, including separate analysis and valuation of assets and liabilities, and has not requested any third-party institution to conduct any assessment or appraisal, in connection with any relevant assets or liabilities (including financial derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of the Companies, or any of their affiliates. MUFG Corporate Advisory Office has assumed that the financial projections and other forward-looking information on Shinto Paint have been reasonably reviewed or prepared by the management of Shinto Paint based on the best forecasts and judgments available at that time. MUFG Corporate Advisory Office’s calculation of the share exchange ratio reflects the information and economic conditions available to MUFG Corporate Advisory Office as of November 5, 2026. The sole purpose of MUFG Corporate Advisory Office’s calculation is to serve as a reference for the board of directors of Dai Nippon Toryo to deliberate the Share Exchange Ratio, and is not intended to express any opinion regarding the fairness of the Share Exchange Ratio. Shinto Paint’s financial projections on which MUFG Corporate Advisory Office used as the basis for its DCF analysis include fiscal years in which significant increases or decreases in profit or free cash flow compared with the previous fiscal year are expected. Specifically, Shinto Paint expects a significant increase or decrease in operating profit for the fiscal years ending March 2027 and March 2029, and in free cash flow for the fiscal year ending March 2028, due to price increases reflecting soaring raw material prices, the achievement of aggressive new product development and expanded sales, improvement in profit margins through operational efficiency improvements, and efforts to shorten the collection period for trade receivables. Please note that these financial forecasts are not premised on the implementation of the Share Exchange.

(ii)	Calculations by JBMA

With respect to Dai Nippon Toryo, because the shares of Dai Nippon Toryo are listed on the Prime Market of the TSE and have a market price, JBMA performed its calculation using market price method.

With respect to Shinto Paint, JBMA performed its calculation using market price method because the shares of Shinto Paint are listed on the Standard Market of the TSE and have a market price, and the DCF method was also used in order to reflect the status of future business activities in the valuation.

The share exchange ratio calculation results are as follows, based on the assumption that, under each valuation method, the share value per Dai Nippon Toryo Share is one.

Method used		Share exchange ratio calculation results
Dai Nippon Toryo	Shinto Paint
Market price method	Market price method	0.0789 - 0.0898
	DCF method	0.0637 - 0.0912

In the market price method, JBMA set November 5, 2026 as the valuation reference date, and used the closing price on the valuation reference date as well as the simple average closing prices for the last one-month, three-month, and six-month periods ending on the valuation reference date.

In the DCF method, JBMA calculated Shinto Paint’s corporate value and share value by discounting future cash flow expected to be generated from the third quarter of the fiscal year ending March 2027 and onwards at a certain discount rate to the present value, which is based on financial projections in the business plan for the fiscal years ending March 2027 through March 2029, which Shinto Paint prepared for the period reasonably foreseeable at the present time (the “Business Plan”), Shinto Paint’s financial information for the first quarter of the fiscal year ending March 2027, and publicly available information,. Because the synergistic effects expected to be realized through the Share Exchange are currently difficult to estimate specifically, such financial forecasts are based on a stand-alone plan for Shinto Paint that does not incorporate such synergistic effects. For the calculation of terminal value under the DCF method, the perpetual growth method was adopted. Specifically, the weighted average cost of capital was used for the discount rates in the range of 8.36% to 9.36%. In addition, in calculating terminal value, a low-growth model was adopted, and after comprehensively taking into account external conditions and other factors, the perpetual growth rate was set at -0.50% to 0.50%, and terminal value was calculated at between 5,226 million yen and 5,955 million yen. Furthermore, excess cash and cash equivalents after deduction of necessary working capital (which is calculated taking into comprehensive consideration Shinto Paint’s historical cash flow management performance and other factors) and certain securities are accounted for as non-operating assets that have a material impact on the share valuation.

The Business Plan was prepared by Shinto Paint in examining the Share Exchange. The Business Plan was prepared by taking into account the business performance through the second quarter of the fiscal year ending March 2027 and by incorporating the business investments necessary for future business growth into the earnings forecasts and investment plans, and Dai Nippon Toryo was not involved in the process of preparing the specific financial forecasts. In addition, as described below in (4) “Measures to ensure fairness (including measures to avoid conflicts of interest)” under “(C) Consultation with a disinterested independent officers committee and obtaining a written report from that committee at Shinto Paint,” the Independent Officers Committee confirmed and approved the content of the Business Plan and the process of its preparation (including the revisions to the Business Plan and the background to such revisions; the same applies hereinafter).

Shinto Paint’s financial projections which JBMA used as the basis for its DCF valuation are presented in the table below, and such financial projections include fiscal years in which significant increases or decreases in profit and free cash flow are expected. Specifically, Shinto Paint expects operating profit for the fiscal years ending March 2027 and March 2029, and free cash flow for the fiscal year ending March 2027, to each increase by at least 30% year on year, due to price increases reflecting soaring raw material prices, the achievement of aggressive new product development and expanded sales, improvement in profit margins through operational efficiency improvements, and recent efforts to shorten the collection period for trade receivables and optimize inventory levels. In addition, as Shinto Paint’s efforts to shorten the collection period for trade receivables and optimize inventory levels become embedded in its operations, Shinto Paint expects free cash flow for the fiscal year ending March 2028 to decrease by at least 30% year on year.

	Fiscal year ending March 2027	Fiscal year ending March 2028	Fiscal year ending March 2029
Sales revenue	20,795	21,205	22,210
Operating income	481	524	786
EBITDA	1,059	1,090	1,339
Free cash flow	1,641	412	319

In calculating the share exchange ratios above, JBMA has, in principle, relied on publicly available information and information provided to JBMA as is and assumed that all of the materials and information are accurate and complete, and JBMA has not made any independent study of the accuracy or completeness of those materials and information and is not obligated to do so. In addition, JBMA has not made any independent valuation or appraisal and has not requested any third-party institution to conduct any assessment or appraisal, in connection with any relevant assets or liabilities (including financial derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of the Companies, or any of their affiliates. JBMA has assumed that the business plan, financial projections, and other forward-looking information provided by Shinto Paint have been reasonably prepared by the management of Shinto Paint based on the best forecasts and judgments available at that time. JBMA has relied on such information without independently verifying the accuracy, appropriateness or feasibility of Shinto Paint’s business plans. JBMA’s calculation of the share exchange ratio reflects the information and economic conditions available to JBMA as of November 5, 2026. The sole purpose of JBMA’s calculation is to serve as a reference for the board of directors of Shinto Paint to deliberate the share exchange ratio.

(3)	Prospect of, and reasons for, delisting

As a result of the Share Exchange, Shinto Paint will become a wholly owned subsidiary of Dai Nippon Toryo on the effective date of the Share Exchange (February 25, 2027 (scheduled)), and Shinto Paint Shares are scheduled to be delisted as of February 22, 2027 (with a final trading date of February 19, 2027). After delisting, Shinto Paint Shares will no longer be traded on the Standard Market of the TSE.

Even after Shinto Paint Shares are delisted, given that Dai Nippon Toryo Shares that are allotted to the shareholders of Shinto Paint in the Share Exchange will continue to be listed on the TSE Prime Market and that it will be possible to trade those Dai Nippon Toryo Shares on a financial instruments exchange market even on or after the effective date of the Share Exchange, it is believed that shareholders of Shinto Paint who own not less than 1,214 shares of Shinto Paint Shares as of the Record Time and who are allotted not less than 100 shares of Dai Nippon Toryo Shares, which is the number of shares constituting one unit of Dai Nippon Toryo Shares, will continue to be provided with share liquidity.

On the other hand, the shareholders of Shinto Paint who own less than 1,214 shares of Shinto Paint Shares will be allotted less than 100 Dai Nippon Toryo Shares in the Share Exchange, which is the number of shares constituting one unit of Dai Nippon Toryo Shares.

Such shares of less than one unit may not be sold on a financial instruments exchange market, but shareholders of such shares less than one unit may demand that Dai Nippon Toryo purchase such shares less than one unit that the shareholder in question holds. For details, please refer to (Note 3) “Handling of shares less than one unit” in “(3) Allotments in connection with the Share Exchange” in “2.” above. With respect to details regarding the handling of fractional shares less than a single Dai Nippon Toryo Share that arise as a consequence of the Share Exchange, please refer to (Note 4) “Handling of fractions of less than a single share” in “(3) Allotments in connection with the Share Exchange” in “2.” above. With respect to shares of less than one unit, Dai Nippon Toryo plans to consider whether to introduce a system of demanding the sale of shares less than one unit pursuant to Article 194 of the Companies Act, in consideration of circumstances such as demand among shareholders to purchase additional shares and potential share administration and management costs that Dai Nippon Toryo may incur.

Shareholders of Shinto Paint may continue to trade Shinto Paint Shares they hold until February 19, 2027 (scheduled), which is the last trading date, on the TSE Standard Market and may also exercise their legal rights provided for in the Companies Act and other related laws and ordinances until the Record Time.

(4)	Measures to ensure fairness (including measures to avoid conflicts of interest)

Since Dai Nippon Toryo already holds 17,052,700 Shinto Paint Shares (50.10% of the number of shares resulting (34,037,096 shares) when the number of Shinto Paint’s treasury shares (22,904 shares) is deducted from the number of issued shares of Shinto Paint as of March 31, 2026 (34,060,000 shares)) and Shinto Paint constitutes a consolidated subsidiary of Dai Nippon Toryo, the Companies determined that it is necessary to avoid conflicts of interest and ensure fairness in the Share Exchange, and they have taken the following measures to ensure fairness (including measures to avoid conflicts of interest).

(A)	Obtaining calculations reports from third-party valuation firms independent of the Companies

In order to ensure fairness in the calculation of the Share Exchange Ratio in the Share Exchange, Dai Nippon Toryo appointed MUFG Corporate Advisory Office, which is a third-party valuation firm that is independent from Dai Nippon Toryo and Shinto Paint, and obtained a Share Exchange Ratio Valuation Report dated November 5, 2026; and Shinto Paint appointed JBMA, which is a third-party valuation firm that is independent from Dai Nippon Toryo and Shinto Paint, and obtained a Share Exchange Ratio Valuation Report dated November 5, 2026

Please refer to “(2) Matters relating to calculations” for an outline of each calculation report.

The Companies have not obtained from either of those third-party valuation firms an opinion stating that the Share Exchange Ratio is appropriate or fair to the shareholders of Dai Nippon Toryo or Shinto Paint from a financial perspective (a fairness opinion).

(B)	Advice from independent law firms

Dai Nippon Toryo appointed AMT as its legal advisor for the Share Exchange in July 2026 and obtained advice from a legal perspective concerning various procedures for the Share Exchange, and the decision-making method and processes by its board of directors. AMT is not a related party of either Dai Nippon Toryo or Shinto Paint and does not have any material interests in connection with the Share Exchange.

At the same time, Shinto Paint appointed Oh-Ebashi as its legal advisor for the Share Exchange in August 2026 and obtained advice from a legal perspective concerning various procedures for the Share Exchange, the decision-making method and processes by its board of directors. Oh-Ebashi is not a related party of either Dai Nippon Toryo or Shinto Paint and does not have any material interests in connection with the Share Exchange.

(C)	Consultation with a disinterested independent officers committee and obtaining a written report from that committee at Shinto Paint

(i)	Process of consultation

On July 28, 2026, having received the Proposal from Dai Nippon Toryo, and in commencing detailed consideration of the Share Exchange, Shinto Paint, prior to deliberating and resolving on whether to implement the Share Exchange, and for the purpose of exercising due care in the board of directors’ decision-making regarding the Share Exchange, eliminating arbitrariness and the risk of conflicts of interest in the decision-making process of the board of directors, ensuring fairness, and obtaining an opinion on whether a decision by the board of directors to implement the Share Exchange would be fair to Shinto Paint’s general shareholders, by resolution of the Shinto Paint’s board of directors held on August 31, 2026, positioned the Independent Officers Committee, consisting of four persons independent of Dai Nippon Toryo and the outcome of the Share Exchange—Mr. Akihiko Kashio (Shinto Paint outside director and independent officer), Ms. Akiko Yakura (Shinto Paint outside director and independent officer), Mr. Ichiro Higata (Shinto Paint outside corporate auditor and independent officer) and Mr. Shoji Kuwayama (Shinto Paint outside corporate auditor and independent officer)—as an advisory body in connection with the Share Exchange. Shinto Paint commissioned the Independent Officers Committee to consult on the following matters and submit a written opinion to the Shinto Paint board of directors: (a) the reasonableness of the purpose of the Share Exchange, including whether the Share Exchange would contribute to the enhancement of Shinto Paint’s corporate value; (b) the fairness and appropriateness of the terms of the Share Exchange, including whether the exchange ratio in the Share Exchange would be fair; (c) the fairness of the procedures for the Share Exchange; and (d) as to whether, in light of (a) through (c) above, the Share Exchange would be fair to general shareholders (the “Consultation Matters”) The Independent Officers Committee is a standing body established by resolution of the Shinto Paint’s board of directors on May 29, 2025, following Shinto Paint becoming a consolidated subsidiary of Dai Nippon Toryo. Shinto Paint determined that it would be appropriate to consult the Independent Officers Committee regarding the Share Exchange as well, because the Committee is intended to deliberate and consider, from the perspective of protecting minority shareholders, important transactions and actions in which conflicts of interest may arise between Dai Nippon Toryo (and its group companies) and Shinto Paint’s minority shareholders.

In addition, by election from among the members of the Independent Officers Committee, Mr. Akihiko Kashio was selected as the chair of the Independent Officers Committee. The compensation for the members of the Independent Officers Committee is composed solely of a fixed amount of compensation in consideration of their duties, regardless of the successful completion of the Share Exchange and the contents of the report and does not include any success fees payable subject to the successful completion of the Share Exchange.

In addition, Shinto Paint’s board of directors resolved that, when making decisions regarding the Share Exchange at the board of directors meeting, it would respect the opinions of the Independent Officers Committee presented in the Report to the maximum extent, and that it would not support the Share Exchange if the Independent Officers Committee determines that the implementation of the Share Exchange or its terms and conditions would not be appropriate.

Shinto Paint’s board of directors also resolved to grant to the Independent Officers Committee the authority to do the following: (a) receive from Shinto Paint’s officers and employees information necessary for consideration and determination of the Share Exchange (including the authority to require their attendance before the Independent Officers Committee); (b) be substantively involved in the terms and conditions and the process of negotiations in connection with the Share Exchange (including expressing opinions and issuing instructions or requests to Shinto Paint and conducting negotiations with Dai Nippon Toryo by the Independent Officers Committee itself); (c) approve (including ratification) external expert advisors selected by Shinto Paint; (d) at Shinto Paint’s expense, seek advice from external expert advisors selected by Shinto Paint; (e) at Shinto Paint’s expense, appoint and seek advice from its own external expert advisors, as necessary; and (f) otherwise approve persons assisting the Independent Officers Committee in its duties and such other matters as the Independent Officers Committee deems necessary in connection with its consideration and determination regarding the Share Exchange.

(ii)	Process of examination

The Independent Officers Committee convened its meetings ten times in total during the period from September 2, 2026 to November 5, 2026, and, in addition thereto, carefully considered the Consultation Matters by collecting information, conducting discussions from time to time as needed, and otherwise.

Specifically, the Independent Officers Committee confirmed that there is no concern about the independence and expertise of any of Oh-Ebashi, a legal advisor, JBMA, a financial advisor and a third-party valuation institution, and BDO CaN FAS, an accounting and tax advisor, who were appointed by Shinto Paint, and approved the appointment of them. Based on this, the Independent Officers Committee received explanations from Dai Nippon Toryo and Shinto Paint on matters including the purpose of the Share Exchange, background and history leading to the Share Exchange, substance of the synergies envisaged through, and the management policy after, the Share Exchange, as well as treatment of their employees, and executed question and answer sessions with them. In addition, the Independent Officers Committee also received explanations from Shinto Paint on the preparation process and the substance of the Business Plan and executed question and answer sessions with them. Also, the Independent Officers Committee received explanations from JBMA, Shinto Paint’s third-party valuation institution, on the valuation methods and valuation results of Shinto Paint Shares, and executed question and answer sessions with them. Furthermore, the Independent Officers Committee received advice from Oh-Ebashi, Shinto Paint’s legal advisor, regarding measures to secure fairness in terms of the procedure pertaining to the operation of the Independent Officers Committee and other formalities of the Share Exchange, including the methods and process of the determinations by the board of directors of Shinto Paint regarding the Share Exchange, as well as measures to avoid a conflict of interest. The Independent Officers Committee has been, after the receipt of timely reports on the progress and substance of discussions and negotiations between the Companies regarding the Share Exchange, substantially involved in the process of negotiations with Dai Nippon Toryo, such as by conducting multiple discussions on negotiation policy, etc., until the receipt from Dai Nippon Toryo of the final proposal regarding the share exchange ratio, and expressing its opinions to Shinto Paint.

Through such procedures, the Independent Officers Committee conducted careful discussions and reviews on the Consultation Matters, and submitted the Report dated November 5, 2026 to the board of directors of Shinto Paint by the unanimous agreement of all committee members, to the effect that the determination to implement the Share Exchange is fair to general shareholders of Shinto Paint. As regards the particulars of the Report, please refer to the “Report” dated November 5, 2026 appended hereto.

(D)	Approval of all disinterested directors at Shinto Paint and opinion of all corporate auditors to the effect that they have no objection

As a result of careful deliberation and examination of whether the Share Exchange by Dai Nippon Toryo would contribute to the enhancement of Shinto Paint’s corporate value and whether the terms and conditions of the Share Exchange, including the share exchange ratio, are fair, based on the legal advice obtained from Oh-Ebashi, the contents of the share exchange ratio calculation report obtained from JBMA, the Report received from the Independent Officers Committee, contents of several rounds of ongoing discussions conducted by the Independent Officers Committee with Dai Nippon Toryo, and other relevant materials, Shinto Paint resolved, at its board of directors meeting held on November 6, 2026, to enter into the Share Exchange Agreement.

In light of the fact that Shinto Paint is a subsidiary of Dai Nippon Toryo and the fact that the Share Exchange is a type of transaction in which there are typically problems with structural conflicts of interests and problems with information asymmetry, and from the perspective of eliminating the possibility that deliberation and resolutions by Shinto Paint’s board of directors would be affected by these problems, Shinto Paint’s board of directors unanimously adopted the above resolution at the aforementioned meeting after deliberation by four of the five directors of Shinto Paint, excluding Mr. Masayuki Nakatani, who had served at Dai Nippon Toryo until March 2026. In addition, all three of the four corporate auditors of Shinto Paint, excluding Shiro Miura, who currently works at Dai Nippon Toryo, attended the above meeting of the board of directors and each stated that he or she had no objection to the adoption of the above resolution.

(E)	Establishment of an independent examination framework within Shinto Paint

Shinto Paint established an internal framework to conduct examination and negotiations and make determinations with respect to the Share Exchange from a standpoint independent of Dai Nippon Toryo. Specifically, after receiving the Proposal from Dai Nippon Toryo on July 28, 2026, Shinto Paint established a framework to conduct examination of the Share Exchange (including the preparation of the business plan used as the basis for valuation of the Shinto Paint Shares) and to conduct discussions and negotiations with Dai Nippon Toryo.

At the first meeting of the Independent Officers Committee held on September 2, 2026, the Independent Officers Committee confirmed, based on the advice of Oh-Ebashi, that in conducting internal examination and negotiations and making determinations with respect to the Share Exchange, the following persons would not participate in any examination of, or discussions or negotiations with Dai Nippon Toryo regarding, the Share Exchange because they are considered to have interests in the Share Exchange: Mr. Masayuki Nakatani, a director of Shinto Paint who served at Dai Nippon Toryo until March 2026; Mr. Shiro Miura, a corporate auditor of Shinto Paint who currently works at Dai Nippon Toryo; and employees seconded from Dai Nippon Toryo to Shinto Paint.

The Independent Officers Committee has approved that there are no issues from the perspective of the independence and fairness of Shinto Paint’s examination framework, including this manner of handling the relevant circumstances.

(F)	Ensuring opportunities for other potential acquirers to make proposals (market checks)

Dai Nippon Toryo and Shinto Paint have not entered into any agreement containing transaction protection provisions that would prohibit Shinto Paint from contacting any potential acquirer other than Dai Nippon Toryo (each such potential acquirer, a “Competing Offeror”) or any other agreement that would otherwise restrict a Competing Offeror from contacting Shinto Paint.

In addition, the extraordinary general meeting of shareholders of Shinto Paint to approve the Share Exchange Agreement is scheduled to be held on January 15, 2027, which is approximately two months after the announcement of the execution of the Share Exchange Agreement, and it has been ensured that sufficient opportunity has been provided for Competing Offerors even when compared to other similar cases of acquisition.

4.	Outline of the companies that are parties to the Share Exchange (as of March 31, 2026 unless otherwise stated)

		Wholly owning parent company resulting from a share exchange		Wholly owned subsidiary resulting from a share exchange

(1)	Name	Dai Nippon Toryo Co., Ltd.		SHINTO PAINT CO., LTD.

(2)	Address	4-2-3, Hiranomachi, Chuo-ku, Osaka-shi (Note)		6-10-73, Minamitsukaguchi-cho, Amagasaki-shi, Hyogo

(3)	Name and title of representative	Takayuki Sato Representative Director and President		Ichiro Kosaka President and Representative Director

(4)	Description of business	Manufacturing and sales of coatings and jet inks; Sales of different kinds of coating equipment, coating works, etc.		Manufacture, processing and sale of paints, adhesives, pigments, synthetic resins and various other chemical products, and design, construction and management of painting work and other various construction works, etc.

(5)	Stated capital	8,827 million yen		2,449 million yen

(6)	Date of incorporation	July 25, 1929		April 17, 1933

(7)	Number of shares issued	(Common stock) 29,710,678 shares		(Common stock) 34,060,000 shares

(8)	End of fiscal period	March 31		March 31

(9)	Number of employees	(Consolidated) 2,496		(Consolidated) 399

(10)	Major business partners	Dainikka Corporation MEISHIN CORPORATION		DAITOKENTAKU PARTNERS CO.,LTD., Axalta Shinto Coating Systems Co., Ltd.

(11)	Major banks	MUFG Bank, Ltd., The Bank of Yokohama,Ltd.		MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and shareholding ratios	The Master Trust Bank of Japan, Ltd. (other trust account)	5.00%	Dai Nippon Toryo Co., Ltd.	50.10%
		Dainikka Corporation	4.25%	Shinto Paint Customer Stock Ownership	4.63%
		The Master Trust Bank of Japan, Ltd. (investment trust account)	4.24%	Kazunobu Nakajima	2.62%
		Shimadzu Corporation	3.50%	Shigeharu Sakamoto	2.34%

	Yasuhide Tanabe		2.89%	Shinto Paint Employee Stock Ownership		1.53%
	Meiji Yasuda Life Insurance Company (standing proxy: The Custody Bank of Japan, Ltd.)		2.83%	Hajime Sakai		1.50%
	Fukoku Mutual Life Insurance Company (standing proxy: Custody Bank of Japan, Ltd.)		2.80%	Fumio Takaishi		1.47%
	DNT Business Connectors’ Stockhold		2.39%	Rakuten Securities, Inc.		1.45%
	Tokio Marine & Nichido Fire Insurance Co., Ltd.		2.36%	CACEIS BANK FOR (NR)-NON TREATY (standing proxy) The Hongkong and Shanghai Banking Corporation Limited Tokyo branch		0.99%
	Mitsubishi UFJ Trust and Banking Corporation		2.22%	SBI SECURITIES Co.,Ltd.		0.96%

(13)	Relationships between the companies
Capital relationship

Dai Nippon Toryo holds 17,052,700 shares of Shinto Paint, which is equivalent to 50.10% of the number of issued shares of Shinto Paint after deducting treasury shares (22,904 shares) from the number of issued shares (34,060,000 shares), and is the parent company of Shinto Paint.

Personnel relationship	One executive officer of Dai Nippon Toryo serves as a corporate auditor of Shinto Paint. In addition, as of October 31, 2026, Shinto Paint has accepted one secondee from Dai Nippon Toryo.
Business relationship	Dai Nippon Toryo and Shinto Paint have a business relationship involving the purchase and sale of paints.
Status as related parties	Shinto Paint is a consolidated subsidiary of Dai Nippon Toryo, and the Companies are each other’s related parties.

(14)	Operating results and financial position for the past three years

Fiscal period	Dai Nippon Toryo (consolidated)			Shinto Paint (consolidated)
	Fiscal year ending March 2024	Fiscal year ending March 2025	Fiscal year ending March 2026	Fiscal year ending March 2024	Fiscal year ending March 2025	Fiscal year ending March 2026
Consolidated net assets	62,490	76,170	76,676	14,207	14,617	14,229

Consolidated total assets	101,618	133,344	137,490	33,042	32,010	31,207

Consolidated net assets per share (yen)	2,092.10	2,281.92	2,337.80	428.50	399.59	384.84

Consolidated sales revenue	71,940	72,511	93,759	18,954	20,758	21,481

Consolidated operating income or operating loss	4,901	4,716	3,854	(479)	230	255

Consolidated ordinary income or loss	5,336	5,199	4,479	(460)	471	393

Consolidated net income (loss) attributable to shareholders of the parent company	4,600	9,437	1,688	(497)	(59)	(593)

Consolidated net income (loss) per share (yen)	161.70	331.40	59.16	(16.05)	(1.92)	(17.44)

Cash dividends per share (yen)	35.00	49.00	58.00	0.00	0.00	0.00

(in million yen, unless otherwise stated)

(Note)	As of today. Dai Nippon Toryo changed its head office location from 1-18-11, Minamisemba, Chuo-ku, Osaka-shi to 4-2-3, Hiranomachi, Chuo-ku, Osaka-shi as of September 24, 2026.

5.	Status after the Share Exchange

Wholly owning parent company resulting from a share exchange
(1)	Name	Dai Nippon Toryo Co., Ltd.
(2)	Address	4-2-3, Hiranomachi, Chuo-ku, Osaka-shi
(3)	Name and title of representative	Takayuki Sato Representative Director and President
(4)	Description of business	Manufacturing and sales of coatings and jet inks; Sales of different kinds of coating equipment, coating works, etc.
(5)	Stated capital	8,827 million yen
(6)	End of fiscal period	March 31
(7)	Net assets	Not determined at this time

(8)	Total assets	Not determined at this time

6.	Summary of accounting

The Share Exchange is expected to constitute a common control transaction, etc. under the Accounting Standards for Business Combinations.

7.	Future outlook

The expected effect of the Share Exchange on the respective results of Dai Nippon Toryo and Shinto Paint is currently under review, but moving forward, requirements to revise result forecasts or other matters that should be publicly announced, if any, will be promptly disclosed.

8.	Matters concerning MBOs, etc.

(1)	Opinion of the Independent Officers Committee on fairness for general shareholders

Because the Share Exchange constitutes a transaction with a controlling shareholder (parent company), Dai Nippon Toryo, for Shinto Paint, the “matters to be complied with for MBO, etc.” prescribed in Article 441 of the Securities Listing Regulations apply. Accordingly, Shinto Paint has obtained, as of November 5, 2026, an opinion from the Independent Officers Committee to the effect that the decision to implement the Share Exchange is fair to the general shareholders of Shinto Paint.

For details, please refer to the attached material that states the details of the opinion (“Report” dated November 5, 2026).

(2)	Status of compliance with guidelines concerning measures for protection of minority shareholders

Dai Nippon Toryo is the controlling shareholder (parent company) of Shinto Paint, and for Shinto Paint the Share Exchange constitutes a transaction with a controlling shareholder.

In the “Guidelines on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder, Etc.” presented in the Corporate Governance Report disclosed by Shinto Paint on June 22, 2026, Shinto Paint stated as follows: “With respect to transactions that we conduct with our parent company and its group companies, there is a risk of conflicts of interest that could impair the interests of our minority shareholders by prioritizing the interests of the parent company. From the perspective of protecting our minority shareholders, and in order to ensure the fairness and reasonableness of such transactions, the board of directors of the Company resolved at a meeting held on May 29, 2025 to establish the ‘Independent Officers Committee,’ which is a voluntary advisory body to the board of directors. The Company will make appropriate decisions based on the recommendations of the Independent Officers Committee so that the Company’s corporate value will not be impaired.”

In this regard, in the Share Exchange, Shinto Paint has taken measures to ensure the fairness of the Share Exchange (including measures to avoid conflicts of interest) as described in “(4) Measures to ensure fairness (including measures to avoid conflicts of interest)” in “3.” above, such as having the Independent Officers Committee consisting of Shinto Paint’s outside officers deliberate on the Share Exchange and submit the Report to the board of directors of Shinto Paint, and these measures are considered to comply with the above guidelines.

(3)	Matters concerning measures to ensure fairness and measures to avoid conflicts of interest

Please refer to “(4) Measures to ensure fairness (including measures to avoid conflicts of interest)” in “3.” above.

End

Reference: Financial forecast for the current period and the previous year results (consolidated)

Dai Nippon Toryo (in million yen)

	Consolidated sales revenue	Consolidated operating income	Consolidated ordinary income	Net income attributable to shareholders of the parent company
Financial forecast for the current period (Fiscal year ending March 2027)	100,000	8,000	8,500	5,800
Previous year results (Fiscal year ending March 2026)	93,759	3,854	4,479	1,688

Shinto Paint (in million yen)

	Consolidated sales revenue	Consolidated operating income	Consolidated ordinary income	Net income attributable to shareholders of the parent company
Financial forecast for the current period (Fiscal year ending March 2027)	20,000	400	800		400
Previous year results (Fiscal year ending March 2026)	21,481	255	393	Δ	593

Reference: “Report” dated November 5, 2026 (attached)

November 5, 2026

To the Board of Directors of Shinto Paint Co., Ltd.

Report

Independent Officers Committee of Shinto Paint Co., Ltd.

Akihiko KASHIO, Chairman

Akiko YAKURA, Committee Member

Ichiro HIGATA, Committee Member

Shoji KUWAYAMA, Committee Member

Part 1 Consultation Matters Referred to the Independent Officers Committee

SHINTO PAINT CO., LTD. (“Shinto Paint”), listed on the Standard Market of the Tokyo Stock Exchange, Inc. (“TSE”), has received a proposal (the “Proposal”) from Dai Nippon Toryo Co., Ltd. (“Dai Nippon Toryo”) to execute a share exchange (the “Share Exchange”) under which Dai Nippon Toryo will become the wholly owning parent company resulting from the Share Exchange and Shinto Paint will become the wholly owned subsidiary company resulting therefrom.

Considering that Dai Nippon Toryo owns 17,052,700 shares of common stock of Shinto Paint (“Shinto Paint Shares”) (at the holding ratio 50.10 % of the outstanding shares as of March 31, 2026 (i.e., 34,060,000 shares) after deducting the treasury shares owned by Shinto Paint (i.e., 22,904 shares) and thus Shinto Paint constitutes a consolidated subsidiary of Dai Nippon Toryo, and accordingly the Share Exchange falls under a so-called “acquisition of a controlled company by the controlling shareholder,” and falls under a transaction (prescribed in the main paragraph of Rule 441, Paragraph 1 of the Securities Listing Regulations of the TSE) for which a written opinion must be obtained from a special committee.

Therefore, Shinto Paint, prior to deliberation and resolution on the propriety of the Share Exchange, has positioned the Independent Officers Committee, comprised of the four of us as a consultative body for the Share Exchange and referred the Consultation Matters (defined below) to the Independent Officers Committee through the resolution passed at the meeting of Shinto Paint’s Board of Directors held on August 31, 2026, for the purpose of carefully exercising decision-making of the Board of Directors pertaining to the Share Exchange, eliminating the risk of arbitrariness and conflicts of interest to secure the fairness of the same throughout the process of decision-making thereby, and concurrently therewith, obtaining its opinion on whether or not the decision to execute the Share Exchange by the Board of Directors would be fair for general shareholders of Shinto Paint, and accordingly, instructed the Independent Officers Committee to submit a report on the Consultation Matters.

Also, Shinto Paint has, upon making a decision regarding the Share Exchange, resolved at the aforesaid meeting of its Board of Directors that it shall respect the opinion of the Independent Officers Committee to the fullest extent, and, if the Independent Officers Committee decides that the execution of the Share Exchange or terms and conditions of the transaction therefor are not reasonable, it shall not assent to the Share Exchange.

The matters consulted by Shinto Paint to the Independent Officers Committee based on the foregoing resolution at its Board of Directors (the “Consultation Matters”) are as follows:

(i)	The rationality of the purpose of the Share Exchange (including whether the Share Exchange contributes to enhancing Shinto Paint’s corporate value);

(ii)	The fairness and reasonableness of the terms and the conditions of the transactions of the Share Exchange (including whether the exchange ratio pertaining to the Share Exchange is fair);

(iii)	The fairness of the procedures regarding the Share Exchange; and

(iv)	Whether, based on (i) to (iii) above, the Share Exchange is fair to general shareholders.

Concurrently therewith, Shinto Paint has resolved that it shall vest the Independent Officers Committee with: (a) authority to receive information from Directors and employees of Shinto Paint (including the authority to require them to attend meetings of the Independent Officers Committee) as deemed necessary for reviewing and making a decision on the Share Exchange; (b) authority to be substantially involved in the terms and conditions of the transactions of and negotiation process for the Share Exchange (including stating opinions or giving instructions/making requests to Shinto Paint as well as conducting negotiations by the Independent Officers Committee itself with Dai Nippon Toryo); (c) authority to approve (including to ratify) Shinto Paint’s outside professional advisors appointed by Shinto Paint; (d) authority to seek advice from Shinto Paint’s outside professional advisors at the expense of Shinto Paint; (e) authority to appoint its own outside professional advisors and seek advice therefrom at the expense of Shinto Paint; and (f) other authorities, including authority to approve personnel assisting the duties of the Independent Officers Committee, deemed by the Independent Officers Committee as necessary for it in reviewing and making decisions regarding the Share Exchange.

Part 2 Materials Reviewed by the Independent Officers Committee

Upon delivering the report (the “Report”) on the Consultation Matters, the Independent Directors Committee executed each of the actions enumerated below:

1.	Reviewing various documents (the “Review Materials”) distributed at the meetings of the Independent Directors Committee;

2.

Interviews with Dai Nippon Toryo on matters including the background and purpose of the Share Exchange, Shinto Paint’s management issues and improvement policies after it became a consolidated subsidiary of Dai Nippon Toryo, substance of the synergies, merits and demerits envisaged through the Share Exchange, the terms and conditions of the transactions of the Share Exchange, the management after the Share Exchange (including treatment of its employees);

3.

Interviews with Shinto Paint by Japan Blue M&A Advisory Kabushiki Kaisha (“JBMA”) on matters including the substance and determination process of the business plan (the “Business Plan”) underlying the calculation of the Share Exchange Ratio (determined below), the business environment, business strategy, and current managerial issues of Shinto Paint, other particulars of the Proposal and other proposals succeeding thereafter by Dai Nippon Toryo and the like;

4.	Interviews with JBMA on matters regarding the result of the calculation of the Share Exchange Ratio;

5.	Executing question and answer sessions with Oh-Ebashi LPC & Partners (“Oh-Ebashi”) on matters regarding the results of the legal due diligence of Dai Nippon Toryo;

6.	Executing question and answer sessions with BDO CaN FAS LLC on matters regarding the results of the financial and tax due diligence of Dai Nippon Toryo;

7.

Convening ten meetings in total of the Independent Officers Committee during the period from September 2, 2026, to November 5, 2026, executing detailed deliberations and reviews thereat, as well as expressing opinions, exchanging and collecting information through e-mails and the like during the intervening days between such meetings; and

8.	Reviewing documents and other materials deemed reasonably necessary or appropriate for delivering the Report.

Part 3 Independent Officers Committee’s Opinion

The Independent Officers Committee hereby reports, by the unanimous agreement of all committee members, as described below regarding the Consultation Matters.

It is reported that:

(i)	It is considered that the purpose of the Share Exchange is rational and the Share Exchange contributes to the enhancement of Shinto Paint’s corporate value;

(ii)	It is considered that the terms and conditions of the transactions of the Share Exchange (including the Share Exchange Ratio) are fair;

(iii)

The procedures to secure fairness of the terms and conditions of the transactions have been sufficiently taken in the negotiation process and other aspects leading to the Share Exchange, and accordingly it is considered that the procedures for the Share Exchange are fair and appropriate; and

(iv)	Based on the Items (i) to (iii) above, it is considered that the Share Exchange is fair for general shareholders of Shinto Paint.

Part 4 Reasons for the Independent Officers Committee’s Opinion

1.	The rationality of the purpose of the Share Exchange (including whether the Share Exchange contributes to enhancing Shinto Paint’s corporate value)

The Independent Officers Committee executed question and answer sessions with Shinto Paint and Dai Nippon Toryo regarding Shinto Paint’s business environment and business challenges, merits, demerits, etc. (measures and policies expected to be taken or enforced after the implementation of the Share Exchange) envisaged through the implementation of the Share Exchange. The summary of them is outlined below. Please note that no specific unreasonable aspects are found regarding the particulars explained by Shinto Paint and Dai Nippon Toryo.

(1)	Business environment and business challenges of Shinto Paint

Shinto Paint began its business in 1901, when “Kobe Boil Oil” was established as a paint manufacturing facility in what is now Nada Ward, Kobe City, and in April 1933, it merged with Toyo Paint Manufacturing Co., Ltd. to establish “Shinto Paint Co., Ltd.” As of today, the Shinto Paint group consists of Shinto Paint, seven subsidiaries, and five affiliates (collectively, the “Shinto Paint Group”), and is mainly engaged in the manufacture and sale of paint and chemical products. It is the basic policy of the Shinto Paint Group to provide high-quality, high-performance, and environmentally friendly paint products, coating materials, and services backed by a high level of technology through a customer-oriented organization.

As regards the painting business, which is the area of business of the Shinto Paint Group, while a slow decline of the domestic market is anticipated to continue, Shinto Paint is in the position where we have to admit that it will still take some time to regain the trust of its clients, which was lost due to the publication, through the announcement entitled “Notice on the Publication of the Investigation Report regarding Misconduct Pertaining to a Part of Products Manufactured by Shinto Paint” issued by Shinto Paint on April 28, 2022, regarding its misconduct in relation to the certification standard established by the Japan Water Works Association (i.e., JWWA K139) for synthetic resin paint used on water-use ductile iron pipes, manufactured by Shinto Paint, as well as suspension and revocation of official qualifications thereafter.

Amid this, Dai Nippon Toryo made Shinto Paint its consolidated subsidiary (the “Making of Consolidated Subsidiary”) through: (a) the tender offer launched by Dai Nippon Toryo on February 7, 2025 for Shinto Paint (the “Tender Offer”); and (b) the implementation of a capital increase through third-party allotment by Shinto Paint which was subscribed by Dai Nippon Toryo (the “Capital Increase through Third-Party Allotment”).

According to Shinto Paint, it thought that joining the Dai Nippon Toryo Group, a group of companies in the paint industry, would contribute to enhancing Shinto Paint’s presence in the said industry, resulting in the short-term effect of further advantageous purchasing and the mid- and long-term effect of a renewal of production facilities and the like envisioned by Shinto Paint. In addition, while Shinto Paint had scheduled, since 2025, to further enhance the development of environmentally friendly paint, they thought that the further enhancement of their technological and development capabilities could be envisaged and thus that they would be able to accelerate the development of such paint products through joining the Dai Nippon Toryo Group.

Since the Making of Consolidated Subsidiary of Shinto Paint by Dai Nippon Toryo, Dai Nippon Toryo and Shinto Paint have been promoting matters relating to the business alliance and other matters agreed between the Companies, in accordance with the memorandum executed between them on February 6, 2025. As a result, the consolidated sales of Shinto Paint improved from JPY 20,758 million in the term ended in March 2025 to JPY 21,481 million in the term ended in March 2026, and operating profit improved from JPY 230 million to JPY 255 million. Also, it recorded sales of JPY 5,205 million, operating profit of JPY 81 million, ordinary profit of JPY 204 million, and profit attributable to owners of parent of JPY 116 million for the first quarter ending in March 2027, showing an improvement in comparison with the same quarter of the previous term.

However, in the course of promoting matters relating to the business alliance after the Making of Consolidated Subsidiary of Shinto Paint, it became apparent that, under the listed parent-subsidiary relationship, managing conflicts of interest for each individual measure and the decision-making procedures required more time and administrative burden than initially anticipated, from the perspective of giving due consideration to the interests of minority shareholders. In addition, the dual structure in which each of both companies (the “Companies”) maintains its own internal control, audit, disclosure, and other systems as listed companies is also a factor increasing procedural and administrative costs. In this regard, Shinto Paint resolved at the meeting of its Board of Directors to establish, as a procedure to protect general shareholders in relation to the parent-subsidiary listing, the “Independent Officers Committee,” a voluntary consultative body for the Board of Directors, Shinto Paint recognizes that the meetings of which have been held three times in the business year of 2025, and executed the “Memorandum on Business Alliance” executed with Dai Nippon Toryo on December 15, 2025, under which arrangements on governance have been executed between the Companies.

For this reason, it is understood that Dai Nippon Toryo recognizes that, although the effects of the business alliance are currently materializing, they remain limited, and further structural reform and prompt optimization of management resources have become issues in order to achieve greater synergies. Furthermore, Dai Nippon Toryo recognizes that, amid the continued maturation of the domestic paint market and rising raw material costs, Shinto Paint’s profitability is still in the process of recovering, and, on a stand-alone basis, Dai Nippon Toryo faces constraints in making sufficient and agile capital investments and research and development investments necessary to maintain and strengthen its competitiveness. In this regard, Shinto Paint recognizes that, although the anticipated low-cost trading, the early achievement of which was expected to materialize, achieved the expected scale of streamlining approximately as scheduled; nonetheless, it also recognizes that, Shinto Paint is not enjoying, as Shinto Paint’s own profit, a part of the expected result; for example, with respect to the production optimization, because aligning on operational details took longer than anticipated, prototyping has just began in the spring of 2026 under contract manufacturing, and cross-selling is limited to a few items and the like. Also, amid a decreasing of production volume and downsizing of the workforce, Shinto Paint has promoted the establishment of a quality-first system, and concurrently therewith, has engaged in product development, sales expansion, business process improvement, and cost reduction. Shinto Paint recognizes, although these efforts are beginning to yield results, that they have not yet reached a sufficient level, that it is necessary to address the low utilization of equipment and replace aging facilities, as well as that research and development investment for future growth remains constrained, and that these are issues to be addressed in the future.

(2)	Merits envisaged by the Share Exchange (measures and policies expected to be taken or enforced)

It is understood that Dai Nippon Toryo believes that the Companies will both be able to enjoy the benefits of reducing constraints arising from considerations for the interests of minority shareholders accompanying the parent-subsidiary listing and conflicts of interest management, while integrating the Companies’ management resources from a long-term perspective and enabling optimal allocation of management resources and prompt decision-making from a group-wide perspective. Specifically, Dai Nippon Toryo envisages the merits described below and Shinto Paint has no objection thereto:

A.	Enabling joint procurement and logistics; optimizing production and capital investment, and the like

By combining the Companies’ management resources in the areas of research and development, production, procurement, sales, logistics, and administration, and by promoting the optimization of production systems and capital investments, joint procurement, logistics efficiency, and inventory optimization, they will seek to improve profitability while suppressing duplicate investments administrative costs and expanding growth investments.

B.	Sharing research & development and technical information; mutually utilizing sales networks and customer base, and the like

Dai Nippon Toryo has already reviewed its business portfolio, making industrial coatings (electrodeposition and powder coatings), in which Shinto Paint has strengths, a core business pillar alongside structural coatings, and to put this into practice, aims to improve competitiveness and profitability in that area by effectively utilizing the products, technologies, sales channels, and customer base of the Companies.

C.	Collaborating with cross-border business and JV partners, and the like

They will consider cross-selling of the Companies’ products and the development of new applications, while deepening the alliance with Shinto Paint’s existing overseas joint venture partners, particularly to expand the business areas especially in Southeast Asia.

D.	Enhancing efficiency of financial, IT-related, personnel, legal and other managerial functions

By steadily advancing the integration and joint use of systems and the reorganization of overlapping administrative functions, the Companies will create financial, human, and time resources and allocate them to research and development, capital investments, and the development and securing of human resources. Through these efforts, Dai Nippon Toryo believes that it will be possible to realize medium- to long-term structural reform and sustainable growth while maintaining Shinto Paint’s technology, brand, human resources, and customer responsiveness.

(3)	Demerits that could be caused due to the implementation of the Share Exchange

Since Shinto Paint will be delisted as a result of the Share Exchange, it will no longer obtain certain advantages that listed companies are generally able to enjoy, such as access to diverse funding options through equity financing, the positive impact on recruitment activities associated with the improvement in social credibility and name recognition, and the improvement in financial data reliability through audits under the Financial Instruments and Exchange Act.

However, even after the implementation of the Share Exchange, Dai Nippon Toryo recognizes that Shinto Paint will be able to continue to leverage the credibility, name recognition, funding capabilities, and business foundation of the Dai Nippon Toryo Group as a wholly owned subsidiary of Dai Nippon Toryo, which is listed on the TSE Prime Market. In addition, it is understood that Shinto Paint will be able to leverage shared resources, through the Dai Nippon Toryo Group, of financing, allocation of management resources, recruitment and human resource development, as well as compliance and risk management systems, while reducing the burden of disclosure and administrative operations associated with maintaining its listing and allocating the financial, human, and time resources thereby created to growth investments. Accordingly, Dai Nippon Toryo believes that the impact of the delisting of Shinto Paint will be limited. In this regard, Shinto Paint also has no specific concern due to the delisting, and they will make every effort to provide thorough explanations to and gain understanding from business partners.

(4)	Review

The Independent Officers Committee implemented a detailed review on the rationality of the purpose of the Share Exchange based on Shinto Paint’s business environment and business challenges, and the possibility of enhancing the corporate value of Shinto Paint based thereon. Specifically, the Independent Officers Committee comprehensively verified matters including: what level of measures to enhance corporate value envisaged by the Companies are specific and practical based on Shinto Paint’s current business environment and business challenges; whether it is necessary to implement the Share Exchange to carry out such measures; and what sort of merits and demerits would impact the business of Shinto Paint through the implementation of the Share Exchange and the envisaged level thereof.

As a result, the Independent Officers Committee found no specific unreasonable aspects in the significance and purpose of the Share Exchange envisaged by the Companies, also no unreasonable aspects in the respective measures to enhance the corporate value of Shinto Paint envisaged by the Companies, as well as in the merits and demerits of the same, and accordingly, the Independent Officers Committee concluded, as a result of reasonable review, that each of them are recognized as justifiable.

(5)	Summary

Based on the foregoing, as a result of its careful discussions and reviews, the Independent Officers Committee judged that it is considered that the purpose of the Share Exchange is rational and the Share Exchange contributes the enhancement of Shinto Paint’s corporate value.

2.	The fairness and reasonableness of the terms and conditions of the transactions of the Share Exchange (including whether the Share Exchange Ratio is fair)

(1)	The Share Exchange Ratio Valuation Report by JBMA

While Shinto Paint obtained the Share Exchange Ratio Valuation Report (the “Share Exchange Ratio Valuation Report”) from JBMA, a third-party evaluation institution independent from Dai Nippon Toryo and Shinto Paint, Shinto Paint has received therefrom a detailed explanation of the valuation methods used in the Share Exchange Ratio Valuation Report, and other matters.

According to the Share Exchange Ratio Valuation Report, in calculating the share value of Dai Nippon Toryo, because Dai Nippon Toryo is listed on the TSE Prime Market and there exists a market price, the market price method was used. On the other hand, in calculating the share value of Shinto Paint Shares, because Shinto Paint is listed on the TSE Standard Market and Shinto Paint Shares have a market price, the market price method was used, and the discounted cash flow method (the “DCF Method”) was used to reflect the status of business activities in the future into the valuation.

According to the Share Exchange Ratio Valuation Report, the range of the valuation was determined, assuming the value of one share of the common shares of Dai Nippon Toryo (“Dai Nippon Toryo Shares”) is 1, as 0.0789 to 0.0898 based on the market price method and 0.0637 to 0.0192 based on the DCF Method.

Please note that the Independent Officers Committee received explanations from JBMA regarding the methods of the valuation of the value of each company’s shares including selection of the valuation methods, grounds for calculating the discount rate, how to perceive non-operating assets, and concurrently therewith, conducted question and answer sessions with JBMA. As a result, no unreasonable aspects were found in light of general valuation practice and such matters were verified as reasonable.

Also, in respect of the methodology and process of the preparation as well as the substance of the Business Plan on which the valuation by the DCF Method is based, the Independent Officers Committee received explanations from Shinto Paint and JBMA and conducted question and answer sessions with them. As a result, no factor raising a suspicion of arbitrariness or any circumstance that may impede fairness was recognized in the methodology and process of the preparation of the Business Plan, and the Independent Officers Committee confirmed that the substance of the same was reasonable taking into account the actual business conditions and future prospects, and accordingly approved the Business Plan.

(2)	The Share Exchange Ratio

A.	Reasonableness of the Share Exchange Ratio

The allocation rate in the Share Exchange (i.e., 1:0.0824, the “Share Exchange Ratio”) means allocation and issuance of 0.0824 Dai Nippon Toryo Shares to 1 share of Shinto Paint Shares. It is recognized that the allocation in the Share Exchange is within the range of the result of the calculation via the market price method, and represents a level above the median of the range of the result of the calculation via the DCF Method.

Then, as regards the premium levels over the Share Exchange Ratio, as represented by the figure obtained after multiplying the closing price of Dai Nippon Toryo Shares at the TSE on November 5, 2026 (the “Record Date”) by the Share Exchange Ratio in comparison with the closing price of Shinto Paint Shares until the Record Date, they represent a premium at 4.49% of the closing price on the Record Date, a premium at 8.28% of the simple average of the closing prices in the last one month up to the Record Date, a premium at 12.06% of the simple average of the closing prices in the last three months up to the Record Date, and a premium at 15.22% of the simple average of the closing prices in the last six months up to the Record Date. In terms of the premiums over the closing price at the Record Date, respective simple averages of the closing prices in the last three and six months up to the Record Date, they represent a premium exceeding 10% which can be evaluated as a certain level in light of the premium levels (Note) in recent share exchange examples of a similar nature between listed companies.

(Note)

The averages of the premiums according to a calculation similar to the above pertaining to the 42 cases of the making a company a wholly owned subsidiary by a share exchange by the controlling shareholder between listed companies that were publicized on and after June 28, 2019 (excluding one case of a cash-out share exchange and two cases involving speculative media coverage), the date on which “Fair M&A Guidelines” dated June 28, 2019 (the “M&A Guidelines”) were formulated by the Ministry of Economy, Trade and Industry, up to and including August 31, 2026, were respectively, 14.7% (on the business day immediately before the publication date), 16.1% (for the last one month up to and including the business day immediately before the publication date), 17.6% (for the last three months up to and including the business day immediately before the publication date), and 18.6% (for the last six months up to and including the business day immediately before the publication date).

Meanwhile, while the respective premiums per se are represented over the closing price on the Record Date and the simple average of the closing prices in the last one month, it is perceivable to evaluate that no sufficient premiums were represented in comparison with other share exchange cases of a similar nature. However, in cases where the Share Exchange is not executed, it is anticipated that Shinto Paint will continuously allocate business resources aiming to maintain its listed status; on the other hand, Shinto Paint will not be able to enjoy the synergies and merits resulting from the Share Exchange such as (i) realizing joint procurement and logistics, optimization of production and capital investment, etc., (ii) sharing of research/development and technical information, as well as cross-utilization of sales networks and customer bases, etc., (iii) collaborating in overseas business and with joint venture partners, etc., (iv) streamlining administrative functions such as finance, IT, human resources and legal affairs, etc., and accordingly will not be able to endeavor to further enhance its corporate value. In addition, if Shinto Paint will address the current business challenges without executing the Share Exchange, considering that it is necessary to proceed with possible measures while scrutinizing also from the viewpoint whether they contribute the benefit of general shareholders of Shinto Paint, it must be pointed out it is difficult to expect exponential growth in both earnings and stock price, also in light of the flexibility and speed in decision-making. In addition, because the consideration of the Share Exchange is not cash and it is executed using shares as consideration, it is considered that the minority shareholders of Shinto Paint are able to enjoy the synergy effects after the Share Exchange through Dai Nippon Toryo Shares (by way of receiving shareholder returns including distribution, or otherwise) to be delivered upon the Share Exchange.

After the considerations described above, the Independent Officers Committee deemed it rational that Shinto Paint determined that its decision is beneficial also for general shareholders of Shinto Paint, if there is a possibility that general shareholders of Shinto Paint may sufficiently enjoy the aforesaid synergies of the Share Exchange and receive the full benefit therefrom, notwithstanding that premiums over the closing price on the Record Date and over the simple average of the closing prices in the last one month up to and including the Record Date pertaining to the Share Exchange Ratio is not represented by a high level in comparison with other companies’ cases of a similar nature.

B.	Correlation with the terms and conditions of the transaction upon the Making of Consolidated Subsidiary

While the Tender Offer implemented as a series of procedures for the Making of Consolidated Subsidiary under which the price for the tender (the “Tender Offer Price”) was the amount that was discounted at a certain level (JPY 90 per common stock) from the market share price of Shinto Paint Shares immediately before the publication date of the Making of Consolidated Subsidiary, Shinto Paint left the determination to its general shareholders whether or not to tender their shares in the Tender Offer to each individual shareholder’s decision, and, as a result, these general shareholders actually did not tender their shares in the Tender Offer. In addition, at the time of the Making of Consolidated Subsidiary, while Dai Nippon Toryo recognized as one option in the future to make Shinto Paint a consolidated subsidiary and has discussed on the possibility of the same, it did not make decisions regarding specific policy for the execution, timing, and the like.

Therefore, it is considered that the Share Exchange does not have a correlation as a series of a transaction with the Making of Consolidated Subsidiary, and thus there is no significant benefit to making a comparison of the terms and conditions of the transaction in the Share Exchange with those in the Making of Consolidated Subsidiary. Nonetheless, the fact that the value of Shinto Paint Shares as the premise of the Share Exchange Ratio (i.e., the amount (JPY 150) obtained after multiplying the closing price at the TSE on the Record Date by the Share Exchange Ratio) exceeds (a) the Tender Offer price (i.e., JPY 90 per common share), and (b) the issue price per share upon the Capital Increase through Third-Party Allotment (i.e., JPY 127) can also be evaluated as supporting, to some extent, the reasonableness of the Share Exchange Ratio.

(3)	The fairness of the formalities on the cause of negotiation

The specific cause of negotiation with Dai Nippon Toryo pertaining to the Share Exchange Ratio is as described below, and Shinto Paint has conducted multiple substantial discussions and negotiations with Dai Nippon Toryo, in accordance with the negotiation policy approved by the Independent Officers Committee in advance, to ensure the fairness of the Share Exchange Ratio from the viewpoint of protecting the benefit of general shareholders.

A.	The first proposal

Shinto Paint received a proposal from Dai Nippon Toryo on October 19, 2026 to the effect that the share exchange ratio will be 1:0.0861 (i.e., to allot and issue 0.0861 shares of Dai Nippon Toryo Shares per one share of Shinto Paint). Responding thereto, the Independent Officers Committee presented its opinion to the effect that: the value of Shinto Paint Shares assumed as the premise for such ratio approximately does not represent a premium over the ratio of the market share price calculated from the closing prices of Shinto Paint Shares on October 16, 2026 and accordingly such ratio is not sufficient from the viewpoint of protecting benefits of general shareholders of Shinto Paint; in cases where a share exchange is executed at the ratio above, it is anticipated that, because a substantial number of general shareholders of Shinto Paint would be the holders of shares less than one unit and no system is prescribed in Dai Nippon Toryo’s articles of incorporation on additional purchases for the holders of the less-than-one-unit shares stipulated in Article 194 of the Companies Act, as well as other grounds, there is a risk of them not being able to fully benefit from the synergy effect expected after the Share Exchange or potential price increases or other benefits as a result therefrom; and, based on the result of the calculation of the Share Exchange Ratio by JBMA, a third-party valuation institution, and other factors, such proposal presents a level which cannot be judged as fair for general shareholders of Shinto Paint. In responding hereto, Shinto Paint requested Dai Nippon Toryo in a writing dated October 21, 2026 signed jointly by Shinto Paint and the Independent Officers Committee to raise the share exchange ratio and reconsider measures to mitigate the negative impact on general shareholders of Shinto Paint.

B.	The second proposal

Shinto Paint received a proposal from Dai Nippon Toryo on October 23, 2026 to the effect that the share exchange ratio will be 1:0.0865 (i.e., to allot and issue 0.0865 shares of Dai Nippon Toryo Shares per one share of Shinto Paint) as well as a response to the effect that it is not scheduled to take additional measures upon the Share Exchange considering that general shareholders of Shinto Paint who will be the holders of less-than-one-unit shares of Dai Nippon Toryo Shares are entitled to demand a purchase of such less-than-one-unit shares they hold and may convert them into cash at a price based on the market share price pursuant to Article 192, Paragraph 1 of the Companies Act and other stipulations. Responding thereto, the Independent Officers Committee opined that if no proposal of the share exchange ratio at a sufficient level is presented and, in addition thereto, no due consideration for the holders of less-than-one-unit shares is made, they cannot proceed with discussions on the Share Exchange, considering that: although the value of Shinto Paint Shares assumed as the premise for such ratio represents a slight premium over the ratio of the market share price calculated from the closing prices of Dai Nippon Toryo Shares and Shinto Paint Shares on October 22, 2026 and the simple average of closing prices for the last one month up to and including that date, it still represents a discount from the ratio of the market share price calculated from the simple average of the respective closing prices of the last three months and the last six months, and thus is not substantially sufficient from the viewpoint of protecting benefits of general shareholders of Shinto Paint; although general shareholders of Shinto Paint who will be the holders of less-than-one-unit shares of Dai Nippon Toryo Shares due to the Share Exchange may demand purchase of such less-than-one-unit shares on and after the effective date of the Share Exchange, they cannot exercise a voting right of Dai Nippon Toryo or sell off such less-than-one-unit shares in the financial instruments markets; the holders of less-than-one-unit shares cannot necessarily realize a purchase at the market price as of the request date, since the purchase price of less-than-one-unit shares is generally determined by the final market price on the stock exchange on the day the request reaches the transfer agent, and other grounds. In responding thereto, Shinto Paint again requested Dai Nippon Toryo in a writing dated October 27, 2026 signed jointly by Shinto Paint and the Independent Officers Committee to raise the share exchange ratio and reconsider measures to mitigate the negative impact on general shareholders of Shinto Paint.

C.	The third proposal

Shinto Paint received a proposal and response dated October 29, 2026 from Dai Nippon Toryo to the effect that: (i) the share exchange ratio will be 1:0.0785 (i.e., to allot and issue 0.0785 shares of Dai Nippon Toryo Shares per one share of Shinto Paint); (ii) they would like to make the share exchange ratio pertaining to the Share Exchange reflecting the market price of Dai Nippon Toryo Shares after the announcement by Dai Nippon Toryo entitled “Notice of Revision to Earnings Forecasts” dated October 27, 2026 (the “Dai Nippon Toryo’s Press Release on Upward Revision to Earnings Forecasts”) was publicized; (iii) the share value per one Shinto Paint Shares on the Record Date of October 29, 2026 calculated by multiplying the share exchange ratio stated above will be the level representing premiums over the closing price of Shinto Paint Shares on that date as well as respective premiums over the simple average of the closing prices of the last one month, three months and six months; and (iv) with respect to measures to address the holders of Shinto Paint Shares who will hold less-than-one-unit shares, they will review, after the Share Exchange comes into effect, the possible implementation of a system to purchase the less-than-one-unit shares stipulated under Article 194 of the Companies Act also taking into account the opinions of the shareholders of Dai Nippon Toryo, from the viewpoint of enlarging options for such shareholders and also enhancing convenience. Responding thereto, the Independent Directors Committee opined that: based on the market price of Dai Nippon Toryo Shares, which rose after the publication of the Dai Nippon Toryo’s Press Release on Upward Revision to Earnings Forecasts, while indeed the method presented by Dai Nippon Toryo in calculating the premium represents a level with a premiums over the closing price on the Reference Date for the valuation of Shinto Paint Shares as well as respective simple averages of the last one month, three months and six months, the exchange ratio so presented is substantially below the share exchange ratio presented at the first proposal, and does not have sufficient substance from the viewpoint of protecting general shareholders of Shinto Paint, if comprehensively taking into account the valuation result of the share exchange by a third party valuation institution and other factors; and, according to the response by Dai Nippon Toryo, although it states that it will review the implementation of the system to additionally purchase the less-than-one-unit shares as stipulated in Article 194 of the Companies Act, the certainty of such implementation is lacking. Responding thereto, Shinto Paint requested again, in a writing dated October 30, 2026, Dai Nippon Toryo reconsider raising the share exchange ratio and taking measures to mitigate the impact of the demerits arising to general shareholders of Shinto Paint (more specifically, to include the obligation of Dai Nippon Toryo in the share exchange agreement to refer to the proposal to implement of the system to additionally purchase the less-than-one-unit shares at the annual general meeting of shareholders of Dai Nippon Toryo, additionally state the same upon timely disclosure pertaining to the Share Exchange, and, in addition thereto, no fees shall be charged upon requests to purchase the less-than-one-unit shares of Dai Nippon Toryo).

D.	The fourth proposal

Shinto Paint received a response from Dai Nippon Toryo as of November 2, 2026 to the effect that: (i) the share exchange ratio will be 1:0.08 (i.e., to allot and issue 0.08 shares of Dai Nippon Toryo Shares per one share of Shinto Paint); (ii) this proposal presents the final condition posed by Dai Nippon Toryo; (iii) while it is difficult to include the obligation of Dai Nippon Toryo in the share exchange agreement to refer to the proposal to implement the system to additionally purchase the less-than-one-unit shares at the annual general meeting of shareholders of Dai Nippon Toryo, it is possible to state in the timely disclosure document pertaining to the Share Exchange that Dai Nippon Toryo will consider a referral of a proposal, at the annual general meeting of Dai Nippon Toryo scheduled to be held after the effective date of the Share Exchange for an amendment of their articles of incorporation necessary for the implementation of the system to additionally purchase the less-than-one-unit shares taking into account the status and needs of the holders of the less-than-one-unit shares. Responding thereto, the Independent Officers Committee opined that, while it is deemed that a certain level of consideration has been given, in this proposal, to minority shareholders, taking into account respective share prices and the number of shareholders of Dai Nippon Toryo and Shinto Paint, it appears that it would be difficult to secure Dai Nippon Toryo’s commitment to introduce a system the implementation of the system to additionally purchase the less-than-one-unit shares, and considering other factors, it is appropriate to communicate Shinto Paint’s intent to Dai Nippon Toryo that it is not sufficient to protect the general shareholders of Shinto Paint from the viewpoint of the level of the premiums, and Shinto Paint would like to make the share exchange ratio 1:0.0824 as a higher share exchange ratio that gives due consideration to protect the general shareholders of Shinto Paint. Responding thereto, Shinto Paint requested again to Dai Nippon Toryo to raise the share exchange ratio (specifically, its desire to determine the Share Exchange Ratio as 1:0.0824) in a writing dated November 5, 2026 jointly signed by Shinto Paint and the Independent Officers Committee.

E.	The fifth proposal

Shinto Paint received a communication from Dai Nippon Toryo as of November 5, 2026 to the effect that it accepts determination of the Share Exchange Ratio as 1:0.0824 (i.e., to allot and issue 0.0824 shares of Dai Nippon Toryo Shares per one share of Shinto Paint). Responding thereto, the Independent Officers Committee opined that: if comprehensively taking into account: (i) the fact that the amount obtained by multiplying the closing price of Dai Nippon Toryo at the TSE on the Record Date by the Share Exchange Ratio presented at such final proposal represents certain premiums over the closing price of Dai Nippon Toryo at the TSE on the Record Date as well as premiums over the respective simple averages of closing prices of the last one month, the last three months and the last six months; and (ii) based on the fact that the Share Exchange Ratio is within the range of the result of the calculation based on the market price method in the Share Exchange Ratio Valuation Report and exceeds the median of the share exchange ratio range and other factors, the Share Exchange Raio is deemed as rational as giving consideration to the benefit of general shareholders of Shinto Paint.

Responding thereto, Shinto Paint communicate to Dai Nippon Toryo in a writing dated November 5, 2026 to the effect that it is able to assent to such final proposal (with a qualification that the final decision is scheduled to be made at the meeting of the Board of Directors of Shinto Paint to be held on November 6, 2026).

(4)	The reasonableness of the scheme pertaining to the Share Exchange

While the Share Exchange allocates Dai Nippon Toryo Shares to shareholders of Shinto Paint, it can be evaluated that the Share Exchange is a method having a merit for the shareholders of Shinto Paint as well in terms of enabling them to enjoy the mid- and long-term enhancement of corporate value of Shinto Paint through Dai Nippon Toryo Shares. In addition, while Shinto Paint continues to pay no dividend since the business term ended in March 2023, the expectation for general shareholders of Shinto Paint to be able to obtain an opportunity to enjoy shareholder returns including dividends that have been executed by Dai Nippon Toryo is considered as one of the economic merits for general shareholders of Shinto Paint.

Meanwhile, on the premise of the Exchange Share Ratio, minority shareholders of Shinto Paint who hold less than 1,214 shares of Shinto Paint Shares will come to hold only less-than-one-unit shares of Dai Nippon Toryo through the Share Exchange (please note that minority shareholders who hold less than 12 shares of Shinto Paint Shares will not receive an allocation of Dai Nippon Toryo Shares but receive cash resulting from the disposition of fractions). It is likely that such holders of the less-than-one-unit shares would not be able sufficiently to enjoy the synergy effect expected after the Share Exchange and the rise in the price of Dai Nippon Toryo Shares as a result thereof. Nonetheless, when compared with cases where the making of Shinto Paint a wholly subsidiary is conducted by means of a tender offer and consolidation of shares or demand to cash out thereafter (i.e., the consideration received by shareholders of Shinto Paint is cash), in cases where the share exchange is executed, even if general shareholders of Shinto Paint become the holders of the less-than-one-unit shares of Dai Nippon Toryo, an opportunity has been given to enjoy the return from appreciation of the price of Dai Nippon Toryo Shares in the future (by being enabled to request Dai Nippon Toryo to purchase less-than-one-unit shares, based on the closing price of the market price on the date the request reaches the shareholder registry administrator, when the market price of Dai Nippon Toryo Shares rises). In addition, it is understood that Dai Nippon Toryo is scheduled to consider, as regards the-less-than-one-unit shares, whether to implement the system to additionally purchase the less-than-one-unit shares stipulated in Article 194 of the Companies Act taking into account circumstances including additional purchase demand from shareholders as well as share-related administration and management costs that may arise in Dai Nippon Toryo, and in cases where Dai Nippon Toryo implements the system to additionally purchase the less-than-one-unit shares , it is deemed that the holders of the-less-than-one-unit shares may be given sufficient opportunity to enjoy the rise in the price of Dai Nippon Toryo Shares or other merits.

Therefore, the selection of a share exchange as the means to make Shinto Paint a wholly owned subsidiary can be evaluated as taking into account the future expectation of general shareholders of Shinto Paint in comparison with cases where a scheme using cash-out is selected.

(5)	Summary

Based on the foregoing, as a result of its careful discussions and reviews, the Independent Officers Committee reached a conclusion that the method and scheme for the implementation of the Share Exchange, the type of consideration delivered to general shareholders of Shinto Paint due to the Share Exchange, and the terms and conditions of the transactions of the Share Exchange (including the share exchange ratio pertaining to the Share Exchange) are deemed fair.

3.	The fairness of the procedures regarding the Share Exchange

(1)	Consultation to the Independent Officers Committee

A.	Timing of consultation

Shinto Paint received the Proposal from Dai Nippon Toryo on July 28, 2026, and referred the Consultation Matters to the Independent Officers Committee, comprised of the four of us, at the meeting of the Board of Directors of Shinto Paint held on August 31, 2026, in order to exercise caution in the decision-making by the Board of Directors pertaining to the Share Exchange, and, also eliminate arbitrariness and the risk of conflicts of interest, thus securing the fairness of such decision-making.

While there was a period of approximately one month from Shinto Paint’s receipt of the Proposal until the referral of the consultation, it is considered that Shinto Paint, during this period, exercised reasonable efforts as soon as practicable to make a referral to the Independent Officers Committee taking into account that it effected practical examinations, such as a considerations of which collegial body should be referred the Consultation Matters (including whether a consultation will be referred to the Independent Officers Committee, a permanent body, or to separately establish a special committee), establishment of an internal system necessary for reviewing the Proposal, appointment of outside professional advisors, as well as adjustment of the schedule to convene the meeting(s) of the Board of Directors. In addition, the referral of the consultation to the Independent Officers Committee was made prior to negotiations with Dai Nippon Toryo on terms and conditions of the transaction pertaining to the Share Exchange, and accordingly there have been no circumstances where, for instance, the terms and conditions of the transaction or other details were de fact determined and had become irreversible when the referral of the consultation was made to the Independent Officers Committee.

Based on the foregoing, it is considered that there are no specific circumstances in the timing of the consultation which may impede the effectiveness of the Independent Officers Committee.

B.	Composition and independency of the Committee Members

The Independent Officers Committee is comprised of four members, two independent outside directors and two independent outside auditors of Shinto Paint, all of whom are independent in relation to Shinto Paint and Dai Nippon Toryo as well as with the success or failure of the Share Exchange. Please note that the remuneration for each member of the Independent Officers Committee is solely comprised of fixed remuneration payable regardless of the success or failure of the Share Exchange as well as the substance of the report, and does not include any contingency fee payable on the condition of the success of the Share Exchange or other factors.

The Independent Officers Committee is a permanent body established by the resolution at the meeting of the Board of Directors of Shinto Paint held on May 29, 2025, in accordance with the fact that Shinto Paint became a consolidated subsidiary of Dai Nippon Toryo. Shinto Paint has judged that it is reasonable to consult the Independent Officers Committee regarding the Share Exchange as well, considering that it is a body whose purpose is to hold deliberations on and examine, from the viewpoint of protecting minority shareholders, material transactions and conduct that may cause a conflict of interests between Dai Nippon Toryo and its group companies and minority shareholders of Shinto Paint, and based on other factors.

Based on the forgoing, no event is found that raises suspicions regarding the independency of each member at the Independent Officers Committee.

C.	Positioning of the Report at the Board of Directors of Shinto Paint

Shinto Paint has resolved at its Board of Directors that, upon making a decision regarding the Share Exchange, it shall respect the opinion of the Independent Officers Committee to the fullest extent, and, if the Independent Officers Committee decides that the execution of the Share Exchange or the terms and conditions of the transaction thereof are not reasonable, it shall not assent to the Share Exchange, and accordingly, due consideration has been given to ensuring the effectiveness of the substance of the judgment by the Independent Officers Committee.

D.	Vesting of necessary authorization

Shinto Paint has resolved that it shall vest the Independent Officers Committee with: (a) authority to receive information from Directors and employees of Shinto Paint (including authority to require them to attend meetings of the Independent Officers Committee) as deemed necessary for reviewing and making decision on the Share Exchange; (b) authority to be substantially involved in the terms and conditions of and negotiation process for the Share Exchange (including stating opinions or giving instructions/making requests to Shinto Paint as well as conducting negotiations by the Independent Officers Committee itself with Dai Nippon Toryo); (c) authority to approve (including to ratify) Shinto Paint’s outside professional advisors appointed by Shinto Paint; (d) authority to seek advice from Shinto Paint’s outside professional advisors at the expense of Shinto Paint; (e) authority to appoint its own outside professional advisors and seek advice therefrom at the expense of Shinto Paint; and (f) other authorities, such as the authority to approve personnel assisting the duties of the Independent Officers Committee, deemed by the Independent Officers Committee as necessary for it in reviewing and making decisions regarding the Share Exchange. Responding thereto, the Independent Officers Committee has, after acknowledging that there is no problem with the independency and expertise of the outside professional advisors appointed by Shinto Paint (i.e., JBMA, Oh-Ebashi and BDO CaN FAS LLC), approved them as advisors for Shinto Paint, and also, as stated in Section 2 (3) above, it has been substantially involved in the negotiation process with Dai Nippon Toryo pertaining to the Share Exchange Ratio.

E.	Summary

As opined above, the Independent Officers Committee is independent and conducts reviews and makes judgments on the Consultation Matters after having taken practical measures to enhance the effectiveness of the Independent Officers Committee.

(2)	The method of review by Shinto Paint

Upon reviewing the Share Exchange, while obtaining advice, opinions and the like from JBMA, a financial advisor and a third-party evaluation institution independent from Dai Nippon Toryo and Shinto Paint, which has achieved results in cases analogous hereto and has abundant expertise therein, Oh-Ebashi, a legal advisor, as well as from BDO CaN FAS LLC, an accounting and tax advisor, Shinto Paint has conducted deliberate reviews and discussions, from the viewpoint of the enhancement of its corporate value and the common interest of its shareholders, on the fairness of the Share Exchange Ratio and other terms and conditions of the transactions of the Share Exchange and other aspects such as the fairness in a series of formalities for the Share Exchange.

Whereas the professional fee to JBMA pertaining to the Share Exchange includes a contingency fee payable on the condition of the consummation of the Share Exchange and the like, the Independent Officers Committee judges that independence is not negated by the inclusion of the contingency fee payable on the condition of the consummation of the Share Exchange, taking into account the general practice in deals analogous thereto. Also, the professional fee to Oh-Ebashi pertaining to the Share Exchange is to be calculated based on working time multiplied by hourly rates regardless of the success or failure of the Share Exchange and does not include any contingency fee payable on the condition of the consummation of the Share Exchange and the like.

(3)	Obtaining valuation reports from independent valuation institutions

Upon making decisions regarding the Share Exchange, Shinto Paint requested JBMA, a financial advisor and a third-party evaluation institution independent from Dai Nippon Toryo and Shinto Paint, to calculate the share exchange ratio and obtained the Share Exchange Ratio Valuation report dated November 5, 2026. Please note that JBMA does not constitute a related party of Dai Nippon Toryo and/or Shinto Paint and has no material interest regarding the Share Exchange.

Shinto Paint has not obtained a written opinion from JBMA stating that the Share Exchange Ratio is fair for shareholders of Shinto Paint from a financial viewpoint (a Fairness Opinion).

Nonetheless, whereas the M&A Guidelines indicate that it is appropriate to judge whether a Fairness Opinion is necessary or not based on the specific situation in the relevant specific M&A since, in Japan, the effectiveness of a Fairness Opinion to secure fairness is varied case by case, the Independent Officers Committee did not recognize circumstances, as a result of its examination of this case in light of the review process therefor, where obtaining a Fairness Opinion is necessary for the review of the Consultation matters, and considers that the fairness of the negotiation process pertaining to the Share Exchange and leading to the decision-making is not negated even if a Fairness Opinion is not obtained.

(4)	Advice from an independent law firm

Shinto Paint appointed Oh-Ebashi as a legal advisor regarding the Share Exchange and obtained therefrom advice from a legal viewpoint on measures to be taken to ensure the fairness of the formalities in the Share Exchange, various formalities for the Share Exchange as well as methods and procedures for the Board of Directors to make decisions. Oh-Ebashi does not constitute a related party of Dai Nippon Toryo and/or Shinto Paint and does not have any material interest regarding the Share Exchange.

(5)	Discussions and negotiations by Shinto Paint

Shinto Paint has conducted, in accordance with a negotiation policy approved by the Independent Officers Committee in advance, substantial discussions and negotiations regarding the Share Exchange Ratio to ensure fairness from the viewpoint of protecting the interest of general shareholders. Specifically, as stated in Section 2 (3) above, Shinto Paint conducted negotiations five times using JBMA as the point of contact regarding the Share Exchange Ratio including presentation of written responses approved by the Independent Officers Committee, through the Corporate Advisory Office, Corporate Finance & Strategic Advisory Division of MUFG Bank, Ltd., a financial advisor of Dai Nippon Toryo, and as a result of the negotiation, while, in the first proposal, the value per share of Shinto Paint Shares calculated by multiplying the Share Exchange Ratio with a premium at 0.08% of the closing price on October 16, 2026, at 6.06% of the simple average of the closing prices in the last one month up to the Record Date, at 7.08% of the simple average of the closing prices in the last three months up to the Record Date, and at 9.24% of the simple average of the closing prices in the last six months up to October 16, 2026, in the final proposal, they were improved to a level presenting a premium at 4.49% of the closing price on November 5, 2026 which is the Record Date, at 8.28% of the simple average of the closing prices in the last one month up to the Record Date, at 12.06% of the simple average of the closing prices in the last three months up to the Record Date, and at 15.22% of the simple average of the closing prices in the last six months up to the Record Date. Please note that, while the share exchange ratio was set as 1:0.0861 in the first proposal, the Share Exchange Ratio (1:0.0824) finally agreed upon is below the same, but the Independent Officers Committee considers that, based on the fact that the market price of Dai Nippon Toryo Shares has risen after the publication of the Dai Nippon Toryo’s Press Release on Upward Revision to Earnings Forecasts, it is not reasonable to simply compare the share exchange ratios on the premise of different share prices at different times and it is reasonable to attach importance to the fact that, as a result of multiple negotiations with Dai Nippon Toryo, Shinto Paint was able to improve the level of the premium from the first proposal by the conclusion of the final agreement.

(6)	Non-involvement of persons with special interest and construction of independent examination system

Shinto Paint has constructed an internal system to conduct reviews, negotiations and judgments pertaining to the Share Exchange from a standpoint independent from Dai Nippon Toryo. Specifically, since Shinto Paint received the Proposal from Dai Nippon Toryo on July 28, 2026, Shinto Paint established its reviewing team comprised of four officers and employees of Shinto Paint to conduct reviews regarding the Share Exchange (including preparation of the Business Plan upon which the calculation of the share value of Shinto Paint Shares is based) discussions and negotiations with Dai Nippon Toryo, which shall be solely composed of officers and employees of Shinto Paint who do not concurrently hold a position of officer or employee of Dai Nippon Toryo; also, as for Mr. Masayuki NAKATANI, Director of Shinto Paint who was with Dai Nippon Toryo until March 2026, and Mr. Shiro MIURA, statutory auditor of Shinto Paint who is currently with Dai Nippon Toryo, as well as employees currently seconded from Dai Nippon Toryo to Shinto Paint, considering that they would have an interest regarding the Share Exchange, it determined that they shall never participate in reviews regarding the Share Exchange, as well as discussions and negotiations with Dai Nippon Toryo and such arrangement has been continued up to now.

Please note that, in light of the fact that the Share Exchange is a type of transaction in which there are typically problems with structural conflicts of interest and problems with information asymmetry, and from the perspective of eliminating the risk that deliberations and resolutions by the Board of Directors of Shinto Paint are affected by these problems, Mr. Masayuki NAKATANI, Director of Shinto Paint, who had been with Dai Nippon until March 2026, did not participate in deliberations and resolution pertaining to the Share Exchange including those at the meeting of the Board of Directors on the referral of consultation to the Independent Directors Committee held on August 31, 2026; also Mr. Shiro MIURA, Statutory Auditor of Shinto Paint, who is currently with Dai Nippon Toryo, did not participate in deliberations and resolution pertaining to the Share Exchange and has refrained from stating his opinions. In a similar manner, in the meeting of the Board of Directors of Shinto Paint to be held on the publication date of the Share Exchange, Mr. Masahiro NAKATANI is expected not to participate in deliberations pertaining to the Share Exchange; and also Mr. Shiro MIURA is expected not to participate in deliberations and resolutions pertaining to the Share Exchange and refrain from stating his opinions.

(7)	Ensuring opportunities for other potential acquirers to make proposals (market checks)

Shinto Paint and Dai Nippon Toryo have never made an agreement with terms that prohibit Shinto Paint from having any contact with potential counterparties to an acquisition (the “Competing Bidders”) other than Dai Nippon Toryo or other agreement containing any deal protection clause. Also, considering that the extraordinary general meeting of shareholders of Shinto Paint to approve a share exchange agreement pertaining to the Share Exchange (the “Share Exchange Agreement”) is scheduled to be held on January 15, 2027, approximately more than two months from the publication of the execution of the Share Exchange Agreement, and accordingly opportunities for Competing Bidders to make proposals are sufficiently ensured, it can be said that indirect market checks are being conducted upon the Share Exchange.

On the other hand, while Shinto Paint has not gone as far as to actively conduct market checks, it is recognized that, in the Share Exchange, indirect market checks have been conducted as stated above, and, in addition, taking into account that this is a transaction to make Shinto Paint the wholly-owned subsidiary of Dai Nippon Toryo, a controlling shareholder of Shinto Paint, it is unlikely that, even if active market checks are conducted, any sincere counter proposal would be made by a third party, and that other measures to ensure fairness have been taken, it is considered that the fairness of the procedures of the Share Exchange are not impaired due to the absence of active market checks.

(8)	Elimination of coercive effect

In the Share Exchange, in light of the existence of the appraisal rights of dissenting shareholders and the right to demand the purchase of less-than-one-unit shares stipulated in the Companies Act and, in addition thereto, the fact that Dai Nippon Toryo plans, while it is subject to the reservation of taking into account the status and needs of the holders of the less-than-one-unit shares, to consider a referral of the proposal, at the annual general meeting of Dai Nippon Toryo scheduled to be held after the effective date of the Share Exchange, of an amendment of their articles of incorporation necessary for the implementation of the system to additionally purchase the less-than-one-unit shares, it can be evaluated that due consideration is given to avoid causing a coercive effect to general shareholders of Shinto Paint.

(9)	Enhancement of the provision of information to general shareholders and improvement of process transparency

Taking into account that disclosure will be made in accordance with timely disclosure rules in the press release for the Share Exchange, and, in addition, disclosures are respectively made on the background of reviews at the Independent Officers Committee and its involvement in the negotiation process, substance of the Report, outline of the Share Exchange Ratio Valuation Report, and other matters including the process leading to the negotiation and implementation of the Share Exchange, it is recognized that information that is necessary for general shareholders to judge the reasonableness of terms and conditions of the transaction and other factors is disclosed.

(10)	Majority of Minority

Although Majority-of-Minority conditions are not established in the Share Exchange, it is considered that such absence is due to the concern that the completion of the Share Exchange may become unstable due to the establishment of such conditions, which might have the opposite effect and be disadvantageous to general shareholders of Shinto Paint. In addition, in the Share Exchange, in light of the fact that the measures to ensure fairness described in Sections 3(1) to 3(9) above have been taken, and accordingly the interests of minority shareholders are taken into consideration, it is considered that the mere absence of Majority-of-Minority conditions does not impair the fairness of the process in the Share Exchange.

(11)	Summary

As a result of deliberate discussions and review based on the forgoing by the Independent Officers Committee, the Independent Officers Committee reached a conclusion to the effect that it can be evaluated that, in the negotiation process, etc. leading to the Share Exchange, even when compared to similar examples from other companies, appropriate measures to ensure fairness of the transactions have been sufficiently taken, and thus it is judged that the procedures of negotiation leading to the Share Exchange are deemed fair.

4.	Whether the Share Exchange is Fair for General Shareholders Based on Sections 1 to 3 Above

As a result of deliberate reviews based on Sections 1 to 3 above and other matters, the Independent Officers Committee concluded that the Share Exchange is deemed fair for general shareholders of Shinto Paint.

5.	Matters to be Reserved

The Report is on the premises that the particulars of the Review Materials and information obtained through the interviews conducted by the Independent Officers Committee are true and accurate and that there exist no material facts or information that may affect the substance of the Report, and that the Independent Officers Committee has not conducted independent collection of materials, verification and the like regarding the truth and accuracy of the particulars of such materials and such information.

Also, the Report is solely for the purpose of delivering a report to Shinto Paint on the Consultation Matters, and the Independent Officers Committee shall not be liable to a third party concerning the use of the Report by Shinto Paint.

End of Document.

Exhibit

Outline of the Convened Meetings of the Independent Officers Committee

Meetings	Date and Time Convened	Reviewed Matters, Etc.
The First	September 2, 2026 (Wed.) 15:00 – 16:30

1.  Acknowledging outline of the Share Exchange and the role, etc. of the Independent Officers Committee

2.  Acknowledging the Committee Members and selecting the chair of the Committee

3.  Confirmation and ratification of the independency of outside professional advisors for Shinto Paint

4.  Approval of the review system of Shinto Paint

5.  Review and adjustment of the future schedule

The Second	September 11, 2026 (Fri.) 11:30 – 12:36	1. Review of the matters to be questioned to Dai Nippon Toryo 2. Review and adjustment of the future schedule

The Third	September 28, 2026 (Mon.) 15:00 – 15:30	1. Review and approval of the Business Plan for Shinto Paint 2. Review and adjustment of the future schedule

The Fourth	October 5, 2026 (Mon.) 16:00 – 17:00	1. Implementing an interview with Dai Nippon Toryo by the Independent Officers Committee

The Fifth	October 21, 2026 (Wed.) 13:00 – 15:10

1.  Report by BDO CaN FAS LLC on the result of financial and tax due diligence

2.  Report by Oh-Ebashi on the result of legal due diligence

3.  Implementing an interview with the executives of Shinto Paint by the Independent Officers Committee

4.  Review and approval of the revised Business Plan of Shinto Paint

The Sixth	October 21, 2026 (Wed.) 15:10 – 16:30	1. Interim report by JBMA regarding the calculation of the share value and share exchange 2. Discussion with Dai Nippon Toryo on the negotiation policy

The Seventh	October 27, 2026 (Tue) 14:00 – 15:36	1. Discussion with Dai Nippon Toryo on the negotiation policy 2. Confirmation of the press release (draft) 3. Confirmation of the Report (draft)

The Eighth	October 30, 2026 (Fri) 14:00 – 15:42	1. Discussion with Dai Nippon Toryo on the negotiation policy 2. Confirmation of the Report (draft)

The Nineth	November 4, 2026 (Wed.) 17:40 – 19:30	1. Discussion with Dai Nippon Toryo on the negotiation policy 2. Confirmation of the Report (draft)

The Tenth	November 5, 2026 (Thu) 17:00 - 18:15	1. Confirmation of the Share Exchange Ratio Valuation Report (final) 2. Review and confirmation of the Report 3. Confirmation of the press release